UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
Commission File Number: 001-12364
HSBC Bank plc
8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F  X            Form 40-F ......
This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2024 is hereby incorporated by reference in HSBC Bank plc’s registration statement on Form F-3 (File No.333-267182).
Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the
Form 6-K.

Contents

1	Presentation of information
1	Cautionary statement regarding forward-looking statements
Overview
3	Key financial metrics
4	Purpose and strategy
6	Our global businesses
7	ESG Overview
8	Economic background and outlook
Interim management report
9	Financial summary
13	Reconciliation of alternative performance measures
14	Risk
14	– Risk overview
15	– Managing risk
16	– Top and emerging risks
16	– Key developments in the first half of 2024
16	– Credit risk
30	– Treasury risk
36	Board Changes
Interim condensed financial statements
37	Interim condensed financial statements
44	Notes on the interim condensed financial statements
None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2024 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.
Presentation of information
This document comprises the Form 6-K for HSBC Bank plc (‘the bank’
or ‘the company’) and its subsidiaries (together ‘the group’). ’We’, ‘us’
and ‘our’ refer to HSBC Bank plc together with its subsidiaries.
References to ‘HSBC’, ‘HSBC Group’ or ‘the Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
Within the Interim management report and Condensed financial statements and related notes, the group has presented income statement figures for the six months to 30 June 2024 with the same period in the prior year to illustrate the current performance compared with the same period in prior year. Unless otherwise stated, commentary on the income statement compares the six months to
30 June 2024 with the same period in the prior year. Balance sheet commentary compares the position at 30 June 2024 to 31 December
2023.
In accordance with IAS 34 ‘Interim Financial Reporting’, the Form 6-K is intended to provide an update on the Annual Report and Accounts
2023 and therefore focuses on events during the first six months of
2024, rather than duplicating information previously reported.
Our reporting currency is £ sterling. Unless otherwise specified, all $
symbols represent US dollars.
Cautionary statement regarding
forward-looking statements
This Form 6-K contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the HSBC
Group’s environmental, social and governance (‘ESG’) targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’,
‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’,
‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking
statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties.
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening
recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the Israel-Hamas war and their impact on global economies and the markets where the company operates, which could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the
Russia-Ukraine war and the Israel-Hamas war and inflationary pressures and commodity price changes); changes and volatility in foreign exchange rates and interest rates levels; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war or
Cautionary statement regarding forward-looking statements

1	HSBC Bank plc Interim Report 2024 on Form 6-K
    the Israel-Hamas war (including the continuation and escalation thereof) and the related imposition of sanctions and trade
restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations and diplomatic tensions between China and the US, extending to the UK and the EU, alongside other
potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the HSBC
Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’
policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions;
societal shifts in customer financing and investment needs,
including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using the company as a conduit for illegal activities without the
company’s knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy Ibor contracts to near risk-
free benchmark rates, which continues to expose the company to some financial and non-financial risks; and price competition in the market segments that the company serves;
–changes in government policy and regulation, including the
monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including,
without limitation, actions taken as a result of changes in
government following national elections in the jurisdictions where the group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank
balance sheets and lower returns available from the current
business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
the UK’s relationship with the EU, which continues to be
characterised by uncertainty and political disagreement, despite the signing of the Trade and Cooperation Agreement between the
UK and the EU, particularly with respect to the potential
divergence of UK and EU law on the regulation of financial
services; changes in government approach and regulatory
treatment in relation to ESG disclosures and reporting
requirements, and the current lack of a single standardised
regulatory approach to ESG across all sectors and markets;
changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the jurisdictions where the group operates) that may
significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of
competition in the markets where the company operates,
including increased competition from non-bank financial services companies; and
–factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other
techniques); the company’s ability to achieve its financial, investment, capital targets and the HSBC Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how the company manages model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and
assumptions the company bases its financial statements on;
changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in the HSBC Group’s reporting framework and accounting standards, which have had and may continue to have a material impact on the way the company prepares its
financial statements; the company’s ability to successfully execute planned strategic acquisitions and disposals; the company’s
success in adequately integrating acquired businesses into its business; changes in the company’s ability to manage third-party, fraud, financial crime and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior
management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and ESG-
related products consistent with the evolving expectations of its regulators, and the company’s capacity to measure the
environmental and social impacts from its financing activity
(including as a result of data limitations and changes in
methodologies), which may affect HSBC Group’s ability to achieve its ESG targets, commitments and ambitions, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in
addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties that the company identifies in ‘Risk – Risk Overview’, ‘Risk – Managing Risk’ and
‘Risk – Top and Emerging Risks’ on pages 14 to 16 of the
Form 6-K.
This Form 6-K contains a number of graphics, text boxes and
credentials which aim to give a high-level overview of certain elements of our disclosures and to improve accessibility for readers.
These graphics, text boxes and credentials are designed to be read within the context of the Form 6-K as a whole.

HSBC Bank plc Interim Report 2024 on Form 6-K	2

Key financial metrics

	Half-year to
	30 Jun	30 Jun
	2024	2023
For the period (£m)
Profit before tax	1,136	2,860
Net operating income before change in expected credit losses and other credit impairment charges[1]	3,552	5,460
Profit attributable to the parent company	715	2,193
At period end (£m)
Total equity attributable to the parent company	25,333	23,756
Total assets	714,376	723,237
Risk-weighted assets[2,6]	113,191	106,627
Loans and advances to customers (net of impairment allowances)	85,721	88,708
Customer accounts	240,957	229,274
Capital ratios (%)[2,6]
Common equity tier 1	18.0	18.5
Tier 1	21.4	22.2
Total capital	34.7	33.5
Leverage ratio (%)[3]	5.1	5.5
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity (annualised)[4]	5.7	21.4
Return on average tangible equity (annualised)	5.7	21.2
Return on average tangible equity excluding strategic transactions (annualised)	5.8	8.6
Cost efficiency ratio[5]	70.0	45.9
Ratio of customer advances to customer accounts	35.6	38.7
1Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
2Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’. References to EU regulations and directives (including technical standards) should, as applicable, be read as a reference to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3Leverage metrics exclude central bank claims in accordance with the Prudential Regulation Authority's (‘PRA‘) UK leverage framework.
4The return on average ordinary shareholders’ equity is defined as profit attributable to the parent company divided by the average total shareholders’
equity.
5Reported cost efficiency ratio is defined as total operating expenses divided by net operating income before change in expected credit losses and other credit impairment charges.
6  From November 2023, we reverted to the on-shored UK version of closely correlated currency list (CIR(EU) 2019/2091) from the previously applied
EBA list (CIR(EU) 2021/249). Comparative data have been re-presented.
Key financial metrics

3	HSBC Bank plc Interim Report 2024 on Form 6-K

Purpose and strategy
HSBC's purpose and ambition
The HSBC Group's purpose is ‘Opening up a world of opportunity’
and the HSBC Group's ambition is to be the preferred international financial partner for the HSBC Group's clients.
HSBC values
HSBC values help define who we are as an organisation and are key to our long-term success.
We value difference
Seeking out different perspectives.
We succeed together
Collaborating across boundaries.
We take responsibility
Holding ourselves accountable and taking the long view.
We get it done
Moving at pace and making things happen.
HSBC in Europe
Europe is an important part of the global economy, accounting for roughly 40% of global trade and one-quarter of global Gross
Domestic Product (UNCTAD, IMF 2023). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, IMF 2023). HSBC Bank plc helps to facilitate trade within Europe and between Europe and other
jurisdictions where the HSBC Group has a presence.
With assets of £714bn at 30 June 2024, HSBC Bank plc is one of
Europe’s largest banking and financial services organisations. We employ around 11,100 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, apart from UK retail and some UK commercial banking activity which, post ring-fencing, is managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris.
HSBC Bank plc is present in 19 markets1. We are organised around the principal operating units detailed below, which represent the region to customers, regulators, employees and other stakeholders.
The London hub consists of the UK non-ring fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the HSBC Group.
HSBC Continental Europe (‘HBCE’) comprises our Paris hub, its EU branches (Belgium, Czech Republic, Germany, Ireland, Italy,
Luxembourg, Netherlands, Poland, Spain and Sweden) and its
subsidiaries in Malta and Luxembourg (‘PBLU’). We are creating an integrated Continental European bank anchored in Paris to better serve our clients and simplify our organisation.
1Full list of markets where HSBC Bank plc has a presence: Armenia,
Belgium, Bermuda, Channel Islands and Isle of Man, Czech Republic,
France, Germany, Ireland, Italy, Israel, Luxembourg, Malta,
Netherlands, Poland, South Africa, Spain, Sweden, Switzerland and the
UK.
HSBC Bank plc's strategy and
progress on our commitments
Our ambition is to be the leading international wholesale bank in
Europe complemented by a targeted Wealth and Personal Banking business, an efficient operating model and a robust control
framework (see our global businesses on page 6).
HSBC Bank plc exists to open up a world of opportunity for our customers by connecting them to international markets. Europe is the largest trading region in the world and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2023).
We are well positioned to capitalise on this opportunity and play a pivotal role for the HSBC Group.
The transformation we announced in 2020 is essentially complete
(see 'Focus’ for more information). We continue to reposition for growth and are well placed to deliver strong financial performance.
Focus
Through our transformation programme we have built a leaner, simpler bank with a sharper strategic focus and have redesigned our franchise around the needs of our international clients. We continue to optimise our operating model and participation choices in support of our ambition to be the leading international wholesale bank in
Europe.
On 1 January 2024, HBCE completed the sale of our French retail banking operations.
In February 2024, HSBC Bank plc completed the acquisition of
HSBC’s private banking entity in Switzerland, HSBC Private Bank
(Suisse) SA ('PBRS').
On 6 February 2024, following a strategic review of our operations in
Armenia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) reached an agreement for the sale of HSBC Bank Armenia to
Ardshinbank. The transaction is subject to regulatory approvals. The transaction is expected to complete in the second half of 2024.
On 30 May 2024, we successfully completed the sale of our Russia business with the sale of HSBC Europe BV’s wholly-owned
subsidiary HSBC Bank (RR) (Limited Liability Company) to Expobank
JSC.
For further details on the disposal of our retail banking operations in
France, the planned sale of our business in Armenia, and the sale of our business in Russia please see Note 11: 'Assets held for sale and liabilities of disposal groups held for sale' on page 57.
Digitise
We continue to invest in the digitisation of our global businesses, which is central to our strategy. Within Europe, Wealth and Personal
Banking (‘WPB’) continues to drive a mobile first strategy. We are building out core capabilities including secondary product opening
(including investments), changing personal details, innovating in payments and onboarding, and improving fraud and money laundering controls.
We continue to be committed to maintaining our core strength in
Global Payments Solutions ('GPS'). In the first half of 2024 we have made self-serve improvements to HSBCnet such as SEPA ('Single
Euro Payments Area') payments in France and central bank account validation (‘C-BAV’) across the region, allowing clients to more easily identify the recipient of a payment. Incoming and outgoing SEPA real time payments have been live in Germany since June 2024. We have also deployed enhancements in several EU markets to aid staff in processing and resolving client queries more efficiently.
Our strategy within Global Trade Solutions (‘GTS’) Europe, previously known as GTRF, is to help make trade easier, faster and safer, while seeking to deliver sustainable and profitable growth. During 2024, we deployed enhancements to our digital channel HSBCnet and our
Application Programming Interface (‘API’) offering. We continue to support our clients opting to use bank agnostic platforms that provide trade finance solutions. Between January and June 2024, 90% of trade transactions across all channels within HSBC Europe were conducted digitally and we continue to see an increase in clients adopting digital solutions.
Within Global Banking and Markets ('GBM'), we continue to invest in building capabilities in digital assets and currencies via our digital asset platform, HSBC Orion. Following the launch of the platform in
Luxembourg in 2023, Deloitte awarded HSBC Orion ‘Platform Enabler of the Year’ in March 2024.

HSBC Bank plc Interim Report 2024 on Form 6-K	4
Within Markets & Securities Services ('MSS'), HSBC AI Markets
delivered an expanded range of market insights and continues to facilitate informed execution. HSBC’s clients and staff are
increasingly using AI Markets to access Artificial Intelligence (‘AI’) or
Machine-Learning powered solutions, from finding optimal hedging strategies to providing cross-asset market colour and liquidity. In the first half of 2024, average daily usage of AI Markets has increased
125% compared to 2023.
In the second quarter of 2024 we implemented the Dynamic Risk
Assessment (‘DRA’) tool in Malta, France and Bermuda. The DRA tool is a key part of our Financial Crime control framework, enabling more precise detection of financial crime through the use of AI and machine learning.
Energise
We have continued to offer colleagues the opportunity to develop their skills while ensuring we build a pipeline of talent to support our strategic priorities. The sustainability academy facilitates skill development supporting our transition to net zero, focusing on capability building across key employee groups who support
customers.
Senior leaders are encouraged to display role model behaviours that support the HSBC Group's values. The annual 360 survey supports senior leaders in seeking feedback from the people they work with to understand how they are doing and where they can improve. We also have a robust Managing Director (‘MD’) Leadership Programme, which includes flagship programmes, masterclasses, and executive education.
We are encouraged that of the 62% of HSBC Bank plc employees who participated in the 2023 all colleagues survey, 60% said they have good opportunities to learn and develop at HSBC.
We remain focused on creating a diverse and inclusive environment with HSBC Bank plc Executive Committee sponsorship of our robust
Diversity and Inclusion (‘D&I’) agenda, which includes talent and coaching programmes, inclusive leadership training and improving the data we capture. We also continue to engage our colleagues through several events to increase discussion around D&I. In May we held a programme of "Inclusive Europe Live" events, which included
discussions on social mobility, the power of cross-cultural
collaboration and personal paths to the success of key role models.
We remain committed to improving our gender diversity across our senior leadership cadre, which currently stands at 25.3% at the end of June 2024. However, we have more to do, given that our full-year goal for gender diversity across our senior leadership cadre for 2024 is 25.8%, and it remains a priority for the HSBC Bank plc Executive
Committee. We are also committed to helping the HSBC Group
increase Asian and Black Heritage senior leader representation from the HSBC Group’s year-end 2023 position (37.8% for Asian Heritage and 3.0% for Black Heritage).
Transition
In 2020, the HSBC Group set out its ambition to become a net zero bank by 2050. Since then, it has taken a number of steps to execute on this ambition and manage climate risks. The HSBC Group
published its first net zero transition plan in January 2024, and has made progress in supporting customers through their transition journey, embedding net zero into the way we operate and partnering for systemic change.
As part of the HSBC Group’s ambition to align our financed emissions to achieve net zero by 2050, it has set on-balance sheet or combined financed emissions targets for a number of emissions-intensive sectors.
To support customers through the transition to net zero and to a sustainable future, in 2020, the HSBC Group set out an ambition to provide and facilitate $750bn to $1tn of sustainable finance and investments by 2030.
As part of this ambition, HSBC Bank plc provided and facilitated
$15.85bn of sustainable finance and investments in 1H24, bringing our cumulative total since 1 January 2020 to $153.18bn.
Purpose and strategy

5	HSBC Bank plc Interim Report 2024 on Form 6-K

Our global businesses
The HSBC Group manages its products and services through its three global businesses: Global Banking and Markets ('GBM'); Commercial
Banking ('CMB'); Wealth and Personal Banking ('WPB'); and the
Corporate Centre (comprising: certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).
The global business segmental results are presented in 'Analysis of reported results by global business' on page 10.
Business segments
Our operating model has the following material segments: a GBM business which is further split into three reportable segments: MSS,
GB and GBM Other (each as defined below), CMB, WPB and a
Corporate Centre. These segments are supported by Digital Business
Services and eleven global functions, including Risk, Finance,
Compliance, Legal, Marketing and Human Resources.
Markets & Securities Services (‘MSS’)
Profit/(loss) before tax £38m (1H23: £(12)m)
Markets & Securities Services is a products group that services customers of all Global Businesses across the financial sector globally. We offer our clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European business continues to support the increasing European needs of our global client base, providing access to the suite of
Markets & Securities Services products. We connect emerging and developed markets, and collaborate with other global businesses to provide clients across the HSBC Group with commoditised and
bespoke solutions that seek to support their growth ambitions.
Global Banking (‘GB’)
Profit before tax £618m (1H23: £462m)
Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including capital markets, advisory, lending, trade services and global payments solutions.
Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including
MSS, WPB and CMB, to provide a range of tailored products and services that seek to meet the needs of international clients across
HSBC.
Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions, particularly Asia and the Middle East, through our European client base.
GBM Other
Loss before tax £(6)m (1H23: £(26)m)
GBM Other primarily comprises Principal Investments and GBM’s share of HSBC’s Markets Treasury function. The Principal
Investments portfolio selectively makes commitments to funds which align with HSBC’s strategic priorities. The day-to-day management of the portfolio is undertaken by HSBC Asset
Management on GBM’s behalf.
Commercial Banking (‘CMB’)
Profit before tax £479m (1H23: £587m)
We have a clear strategy to be the leading international corporate bank in Europe. We connect our European customers to our
international network of relationship managers and product
specialists to support their growth ambitions globally, and we support global multinationals with growing their European subsidiaries through our specialist subsidiary relationship managers and product specialists. Commercial Banking contributes significant revenues to other regions, particularly Asia, through our European client base, and draws benefit from the client network managed outside Europe.
Our products range from bespoke lending solutions to global treasury and trade solutions tailored to clients’ requirements, supported by expertise in markets and investment banking products through our collaboration with Global Banking and Markets. Our Global Payments
Services and Global Trade teams also provide treasury and trade finance solutions to Global Banking clients. In July 2024, HSBC has been awarded Best Bank for Transaction Services in Western Europe by Euromoney. We are expanding our services and products to
provide customers with sustainable finance solutions to help meet their net zero ambitions.
Wealth and Personal Banking (‘WPB’)
Profit before tax £310m (1H23: £1,908m)
In Europe, Wealth and Personal Banking serves customers through
Global Private Banking, Retail Banking, Insurance and Asset
Management. Our core retail proposition offers personal banking, mortgages, loans, credit cards, savings, investments and insurance.
Additional propositions are offered in certain markets such as
Premier, as well as wealth solutions, financial planning and international services. In the Channel Islands and Isle of Man, we serve local and international customers through our HSBC Expat proposition.
HSBC Global Private Banking provides banking, investment and wealth management solutions for high net worth and ultra-high net worth individuals, families and entrepreneurs. With our international network and breadth of services, we help our clients preserve, manage and grow their wealth, now and across generations. We provide wealth planning and family governance services, while our experts in philanthropy support clients in their ambition to have a positive impact on society.

HSBC Bank plc Interim Report 2024 on Form 6-K	6

ESG Overview
We are committed to embedding strong environmental, social and governance principles in the way we do business.
Our approach
The HSBC Group’s approach to ESG is shaped by its purpose and values, and a desire to create sustainable long-term value for our stakeholders. As an international bank with significant breadth and scale, we understand that we can have a significant impact in helping to tackle ESG challenges and realise opportunities. The HSBC Group also recognises the complexity of ESG issues. Our ESG efforts are focused on the areas that align most closely to our strategy, purpose and values, and where we can help make a significant difference: the transition to net zero, building inclusion and resilience, and acting responsibly.
Transition to net zero
The HSBC Group is progressing with the implementation of its net zero transition plan, which was published in January this year. The implementation plan sets out how we are embedding net zero: into the way that we support our customers, into the way that we operate as an organisation and into how we partner externally in support of systemic change.
The HSBC Group continue to scale and innovate in our sustainable finance and investment products and services to support our
customers' transitions.
The HSBC Group has established a new business, HSBC
Infrastructure Finance, to focus on infrastructure financing and project finance advisory opportunities associated with the transition to a net zero global economy. The business will support our clients with project development and establish additional partnerships in both the public and private sectors.
Embedding net zero across our business is an ongoing process. The
HSBC Group’s bank-wide three-year sustainability execution
programme is underway to enable the delivery of our sustainability agenda, focused on our net zero ambition and regulatory
requirements.
The HSBC Group continues to work on scaling and evolving our net zero capabilities across the bank, which includes embedding net zero into our culture.
The HSBC Group continues to work with the public sector, industry, civil society and peers to help shape effective policies, regulations and standards, and to help develop insights and learning.
For example, within Europe, an HSBC case study, ‘Maximising
Energy Efficiency Through Building Renovation’, was launched in
March 2024 and was a collaboration between the Malta Chamber of
Commerce, Enterprise and Industry and the HSBC Malta Foundation.
The study lays the groundwork for a transformative shift in the building and construction sector that is required to achieve Malta’s climate targets. Through the HSBC Malta Foundation, we are paving the way for more advanced research and policymaking which helps us lead the transition towards more sustainable Maltese buildings.
This project sets a precedent locally, where data on utility usage and building efficiency has been scarce compared to other European countries. By featuring our new offices in Qormi, HSBC Hub, as a pivotal case study, we are taking a leadership role in the transition to high energy efficiency and low-carbon office buildings in Malta.
Building inclusion and resilience
Our Inclusion strategy enables HSBC to be an organisation that values difference and encourages colleagues to contribute their perspectives and ideas. HSBC Bank plc’s ethnicity disclosure rate is
59.9% in markets where this is legally permissible (UK, South Africa,
Bermuda, the Channel Islands, and the Isle of Man).
Developing the skills and learning opportunities for our colleagues ensures we help them fulfil their potential and achieve their career goals. We have continued to focus on programmes aligned with our strategy, including sustainability, cultural awareness, personal and communication skills, technology, and leadership development.
We are committed to rewarding colleagues responsibly, recognising their success, and supporting our colleagues to grow. At a time when cost of living pressures have continued to be felt worldwide, rewarding responsibly is an important part of our colleague
proposition.
For customers, we seek to ensure inclusion as we endeavour to simplify the banking experience so they can manage their finances more easily. We engage with our communities through philanthropic giving, disaster relief and volunteering.
Act responsibly
HSBC Bank plc follows the Group’s purpose-led conduct approach which guides us to do the right thing and to focus on the impact we have for our customers and the financial markets in which we operate. It is incorporated into the way we design, approve, market and manage products and services. It complements our purpose and values and, together with more formal policies and the tools we have to do our jobs, provides an enterprise-wide, outcome-focused conduct method.
ESG Overview

7	HSBC Bank plc Interim Report 2024 on Form 6-K

Economic background and outlook
UK
Modest growth, bumpy inflation
Following two years of stagnation, the UK economy experienced a return to growth in early 2024. GDP grew by 0.7% in the first quarter of the year, while the latest monthly data showed three-month on three-month growth of 0.9% in May (Office for National Statistics,
‘ONS’). This return to growth has likely been underpinned by a pick-
up in world trade growth, alongside a boost to real household incomes resulting from falls in inflation. However, with consumer sentiment indicators still subdued, growth prospects might hinge on the willingness of households to spend renewed inflation-adjusted income gains. The prospect of lower interest rates might add an additional tailwind to household spending, and also private
investment.
Having peaked at 11.1% in October 2022, the annual rate of
consumer price inflation declined to 2.0% in May 2024 and remained there in June (ONS). However, that low inflation rate is being affected by a temporary drag from past falls in energy prices. Excluding that effect, inflation would be more than 1 percentage point higher.
Meanwhile, services inflation – an important gauge of domestic price pressures – remained elevated at an annual rate of 5.7% in June.
Sustained strength in services inflation is likely being driven by continued above-average wage growth, which stood at an annual rate of 5.7% in the three months to May (ONS).
That said, pressures in the UK labour market are abating, with vacancy levels in decline and jobs growth slowing. Over time, that should lead to an easing in wage pressures and a more sustained return of inflation to the Bank of England’s 2% target.
Against that disinflationary backdrop, financial markets are pricing in a number of cuts to the Bank of England base rate – which was raised to 5.25% in August 2023 – over the coming quarters. But the pace of those rate cuts will depend on the speed of the prospective further decline in underlying inflation.
Eurozone
Uneven growth, rate cuts have started
Having virtually flat-lined in 2023, the eurozone economy expanded by 0.3% in the first quarter of 2024 (Eurostat). By and large, growth has been supported by a real household income boost from lower inflation, and also an improvement in the global trade cycle. However, performance has varied across the bloc. Spain has been a standout performer, posting 0.8% quarterly growth in the first quarter after an already-solid 2023 (Eurostat), boosted by tourism and strong growth in the workforce. On the other hand, having seen no growth in 2023,
Germany’s economy expanded by a more modest 0.2% in the first quarter of 2024 (Eurostat), with the industrial sector still lacking momentum. Notwithstanding these differences, household spending could be a key common growth driver, as households experience tailwinds from lower inflation and lower interest rates.
Regarding inflation, having peaked at an all-time high of 10.6% in
October 2022, the annual rate of eurozone consumer price inflation stood at an annual rate of 2.5% in June 2024 (Eurostat). However, services inflation – which is largely domestically driven – stood at a still-elevated annual rate of 4.1%. This strength is perhaps being driven by elevated wage growth – eurozone compensation per
employee stood at an annual rate of 5.0% in the first quarter of 2024
(European Central Bank).
For cost and price pressures to ease further from here, a further cooling in labour market ‘tightness’ might be required, as might an easing in pay increases in response to lower recent headline inflation rates.
In its 6 June policy meeting, the European Central Bank (‘ECB’)
decided that (dis-)inflation developments were sufficient to warrant a cut in interest rates and lowered the deposit rate from 4.00% to
3.75%, but key policy rates were unchanged in July. Financial markets expect further rate cuts to come.

HSBC Bank plc Interim Report 2024 on Form 6-K	8

Financial summary
Use of alternative performance measures
Our reported results are prepared in accordance with International
Financial Reporting Standards (‘IFRS Accounting Standards’) as
detailed in the Financial Statements starting on page 37. In measuring our performance we use financial measures which eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures.
All alternative performance measures are described and reconciled to the closest reported financial measure when used. For further details refer to ‘Return on average ordinary shareholders’ equity and return on average tangible equity’ note on page 13.
The global business segmental results are presented in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of
preparation’ in Note 3: ‘Segmental analysis’ on page 45.

Summary consolidated income statement
	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
Net interest income	658	1,140
Net fee income	654	674
Net income from financial instruments measured at fair value	2,764	2,421
Gains less losses from financial investments	5	—
(Losses)/gains recognised on Assets held for sale[1]	(62)	1,737
Insurance finance expense	(535)	(635)
Insurance service result	102	74
Other operating (loss)/income	(34)	49
Net operating income before change in expected credit losses and other credit impairment charges[2]	3,552	5,460
Change in expected credit losses and other credit impairment charges	53	(58)
Net operating income	3,605	5,402
Total operating expenses	(2,485)	(2,507)
Operating profit	1,120	2,895
Share of profit/(loss) in associates and joint ventures	16	(35)
Profit before tax	1,136	2,860
Tax expense	(405)	(657)
Profit for the period	731	2,203
Profit attributable to the parent company	715	2,193
Profit attributable to non-controlling interests	16	10
1  In the first quarter of 2023, the £1.7bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in
France.
2  Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
Reported performance
Profit before tax of £1,136m was £1,724m lower than the first half of
2023. This reduction was due to the reversal of an impairment loss of
£1,753m in the first quarter of 2023. This related to the sale of our retail banking operations in France, as the sale became less certain and the operations were no longer classified as held for sale. A subsequent impairment loss of £1.5bn was recognised in the fourth quarter of 2023 as the retail banking operations in France were subsequently reclassified as held for sale and sold on 1st January
2024.
Excluding the impairment loss reversal, profit before tax in 2024 increased. This reflected a net favourable impact of £119m relating to the restructuring of our legal entities. This comprised the transfer of the Guernsey Private Banking business to PBRS, and the acquisitions of PBRS, PBLU and the Group’s operations in Bermuda (HSBC Bank
Bermuda Limited, ‘HBBM’).
Reported revenue decreased by £1,908m or (35)% including £1,753m from the prior year reversal of an impairment loss relating to the planned sale of our retail banking operations in France. Revenue was also lower in the first half of 2024 due to losses associated with the sale of our subsidiary in Russia and the classification of our subsidiary in Armenia as held for sale.
We have benefited from a net release £53m of Expected credit losses and other credit impairment charges (‘ECL’) compared with a charge of £58m in the first half of 2023. The favourable movement mainly reflected a stage 3 provision release in Global Banking in the first half of 2024.
Operating expenses of £2,485m decreased by £22m. This reflected lower costs following the sale of our retail banking operations in
France (down £116m) and no contribution required in the first half of
2024 for the Single Resolution Fund (‘SRF’) levy (a decrease of £99m from prior year). This was partly offset by higher costs following the acquisitions of PBRS, PBLU and HBBM (£192m).
Net interest income (‘NII’) decreased by £482m or (42)% compared with the first half of 2023 due to higher net interest expense in
Corporate Centre (up £502m compared with the first half of 2023), associated with funding of our Markets business in MSS reflecting higher interest rates and balance sheet growth. NII was also lower due to the sale of our retail banking operations in France and higher cost of funding the portfolio of retail retained loans in France, included in Corporate Centre. This was partly offset by higher NII from the restructuring of our legal entities (£184m) and in MSS (up
£152m) including in Securities Financing reflecting balance sheet growth.
Net fee income decreased by £20m or 3%, primarily due to the sale of our retail banking operations in France (down £51m), and in MSS
(down £46m) notably in Securities Financing (down £23m) due to an increase in stock borrowing fees and Securities Services charges.
Also higher volumes in Equities in HBCE resulted in higher fees from external distributors. This was partly offset by higher net fee income from the restructuring of our legal entities (£96m).
Net income from financial instruments measured at fair value increased by £343m, primarily related to trading activities in MSS for which the associated funding costs are reported in net interest income.
Financial summary

9	HSBC Bank plc Interim Report 2024 on Form 6-K
In WPB, revenue decreased by £71m primarily in insurance
manufacturing, driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks. The adverse movement resulted in a
corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment
performance of the associated assets. The offsetting movements are recorded in ‘Insurance finance income/(expense)’.
(Losses)/gains recognised on assets held for sale decreased by
£1,799m mainly driven by the reversal of an impairment in the first quarter of 2023 of £1,753m relating to the planned sale of the retail banking operations in France, which was no longer classified as held for sale at that time. The retail business in France was subsequently reclassified as held for sale in the fourth quarter of 2023 prior to its sale on 1 January 2024. The first half of 2024 included losses of
£56m associated with the classification of our subsidiary in Armenia as held for sale.
Insurance finance expenses decreased by £100m primarily in
insurance manufacturing in WPB, reflecting the impact of lower investment returns on underlying assets on the value of liabilities to policyholders. As such, Insurance finance expenses moves inversely with ‘net income from financial instruments measured at fair value’.
Insurance service result increased by £28m or 38%.
Other operating income decreased by £83m mainly due to foreign currency translation reserve losses recognised on completion of the sale of our subsidiary in Russia.
Changes in expected credit losses and other impairment charges
(‘ECL’) were a net release of £53m in the first half of 2024 compared with a net charge of £58m in the first half of 2023.
Total operating expenses decreased by £22m or 1%, reflecting lower costs following the sale of our retail banking operations in
France (down £116m), no contribution required in the first half of
2024 for SRF levy (down £99m), lower litigation costs than incurred in the first half of 2023 (down £28m) and lower restructuring costs
(down £17m). These reductions were partly offset by additional costs from the restructuring of our legal entities (up £192m) comprising the acquisitions of PBRS, PBLU and HBBM. Costs also increased due to higher variable pay (up £27m) and a new cost, the Bank of England levy, booked in 2024 (up £14m).
Share of profit in associates and joint ventures was £16m
compared with a loss of £35m in the first half of 2023, an increase of
£51m. This was mainly due to an impairment in an associate in the first half of 2023.
Tax expense was £405m, giving an effective tax rate (‘ETR’) of
35.7% compared with an ETR of 23.0% for the same period in 2023.
The ETR of 35.7% for the first half of 2024 is increased by charges in respect of uncertain tax positions and the non-deductible loss on disposal of our business in Russia.
The effective tax rate for the first half of 2023 was reduced by the release of provisions for uncertain tax positions and non-taxable elements of the impairment reversal relating to the sale of our retail banking operations in France.
Analysis of reported results by global
business
Markets and Securities Services
Profit before tax was £38m, compared with a loss of £12m in the first half of 2023, an increase of £50m. This was driven by higher revenue and lower operating expenses.
Revenue increased by £8m or 1%, mainly due to higher client flow and volatility levels, notably in Equities (up £95m), and growth in
Securities Financing (up £109m). This has been offset by Global FX
(down £105m) and Global Debt Markets (down £49m) impacted by a challenging market environment. Valuation adjustments were also down by £33m and revenue was lower in Securities Services (down
£20m).
Operating expenses reduced by £43m or 4%, mainly driven by the impact of the absence of the SRF levy charge for 2024.
Global Banking
Profit before tax was £618m, an increase of £156m compared with the first half of 2023. This was driven by ECL releases in 2024 partly offset by lower revenue.
Revenue decreased by £17m or 2%, including the positive impact of the acquisition of the Group’s operations in Bermuda by the bank (up
£31m). Excluding this, revenue was down £49m primarily in C&L
(down £20m) largely driven by continued muted client demand.
Revenue also reduced in GPS (down £20m) driven by lower margins, reflecting repricing and a change in product mix, partly offset by continued growth in fee income from cross-border payments and pricing actions. In Investment Banking, revenue was also lower
(down £6m) following a strong first half of 2023 and lower Issuer
Services balances in 2024.
ECL were a net release of £84m, compared with a net charge of
£87m in the first half of 2023. The net release in the first half of 2024 was primarily driven by a single stage 3 release in the non-bank financial institution sector. There was also a net release of combined stage 1 and 2 ECL in the first half of 2024.
Operating expenses of £510m were lower by £2m, mainly due to a
£32m legal and litigation provision booked in the first half of 2023.
This was largely offset by higher performance-related pay and the
Bank of England levy, incurred for the first time in 2024.
Global Banking and Markets Other
Loss before tax was £6m compared with a loss before tax of £26m in the first half of 2023, a decrease of £20m. This reflected higher revenue, partly offset by higher operating expenses.
Revenue increased by £31m, mainly in Principal Investments (up
£11m) in part due to higher valuation gains, and due to higher revenue allocated from Corporate Centre, up £9m, notably Markets
Treasury revenue.
Operating expenses increased by £12m, mainly driven by a net reversal of the impairment of non-financial assets of £17m in the prior year.
Commercial Banking (‘CMB’)
Profit before tax was £479m, a decrease of £108m compared with the first half of 2023. This was mainly driven by higher ECL and operating expenses.
Revenue decreased by £10m or 1%. This was primarily in GPS
(down £56m) driven by lower margins, reflecting repricing and changes in product mix, partly offset by continued growth in fee income from cross-border payments and pricing actions. Revenue also reduced in C&L (down £10m) in part due to our transformation initiatives. Revenue was higher due to the impact of the acquisition of the Group’s operations in Bermuda by the bank (£63m).
ECL were a net charge of £32m compared with a net release of
£18m in the first half of 2023. The net charge in the first half of 2024 was mainly driven by stage 3 charges in the retail, industrial and metals and mining sectors. The net release in the first half of 2023 was mainly driven by stage 1 and stage 2 releases reflecting a relatively more stable outlook.
Operating expenses increased by £48m or 16%, mainly driven by a reversal of a historical value-in-use impairment (£28m) in France in the first half of 2023, and the impact of strategic investments.
Wealth and Personal Banking (‘WPB’)
Profit before tax was £310m, a decrease of £1,598m compared with the first half of 2023. The decrease reflects the impact of the sale of our retail banking operations in France, including the reversal of an impairment loss of £1,689m recognised in the first quarter of 2023 and lower profit before tax following the disposal of our operations in
Greece in July 2023. This was partly offset by the acquisitions of
PBRS, PBLU and HBBM as part of the Group’s restructuring of legal entities.
Revenue decreased by £1,633m due to the impact of the impairment loss reversal in 2023, and because the first half of 2023 included revenue from our retail banking operations in France and Greece

HSBC Bank plc Interim Report 2024 on Form 6-K	10
which were subsequently sold. This was partly offset by the bank’s acquisitions of PBRS, PBLU and HBBM. Revenue was also lower in
Asset Management due to the recognition of a loss of £11m from the reclassification of HSBC Epargne Entreprise, an employee savings administration business, as held for sale.
ECL were a net release of £6m compared with a net release of £12m in the first half of 2023. ECLs in both periods reflect a relatively stable outlook.
Operating expenses decreased by £41m or 9%. Excluding the
impact of the transactions noted above, costs were higher in Retail
(up £12m) due to higher Technology costs (£7m), partly offset by lower costs in Insurance (£8m) due to an exceptional cost booked in the first half of 2023.
Corporate Centre
Loss before tax of £303m compared with a loss before tax £59m in the first half of 2023, a decrease of £244m. This was mainly driven by lower revenue, partly offset by higher income from associates and joint ventures.
Revenue decreased by £287m, as the first half of 2024 included
£94m of negative revenue associated with the portfolio of retail retained loans which was transferred from WPB to Corporate
Centre following the completion of the sale of our retail banking operations in France. The first half of 2024 also included the recognition of a loss of £56m from the classification of our subsidiary in Armenia as held for sale, and foreign currency translation reserve losses of £80m recognised on completion of the sale of our subsidiary in Russia in May 2024. Revenue in the first half of 2023 included a benefit of £64m from the reversal of a provision for project costs relating to the planned sale of our retail banking operations in France.
Operating expenses of £84m were £4m higher than in the first half of 2023. The increase reflects costs relating to the portfolio of retail retained loans transferred from WPB following the sale of our retail banking operations in France.
Share of profit in associates and joint ventures was a profit of
£16m, compared with a loss of £35m in the first half of 2023. This was mainly due to an impairment of an investment in an associate in
2023.
Review of business position

Summary consolidated balance sheet
	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Total assets	714,376	702,970
– cash and balances at central banks	116,062	110,618
– trading assets	114,303	100,696
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	20,580	19,068
– derivatives	162,661	174,116
– loans and advances to banks	14,332	14,371
– loans and advances to customers	85,721	75,491
– reverse repurchase agreements – non-trading	63,892	73,494
– financial investments	56,489	46,368
– assets held for sale	598	20,368
– other assets	79,738	68,380
Total liabilities	688,889	678,465
– deposits by banks	30,233	22,943
– customer accounts	240,957	222,941
– repurchase agreements – non-trading	48,764	53,416
– trading liabilities	45,355	42,276
– financial liabilities designated at fair value	35,725	32,545
– derivatives	160,552	171,474
– debt securities in issue	16,760	13,443
– insurance contract liabilities	20,574	20,595
– liabilities of disposal groups held for sale	433	20,684
– other liabilities	89,536	78,148
Total equity	25,487	24,505
Total shareholders’ equity	25,333	24,359
Non-controlling interests	154	146
Total reported assets were 1.6% higher than at 31 December 2023.
The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts remaining low at 35.6%
at 30 June 2024.
Assets
Cash and balances at central banks increased by £5.4bn or 4.9%.
Trading assets increased by £13.6bn or 13.5% due to growth in MSS in Global Debt Markets (£8bn increase), and in Securities Financing
(£8bn increase) with repositioning of leverage consumption from reverse repos into the Prime Finance business.
Derivative assets decreased by £11.5bn or 6.6% reflecting a
reduction in foreign exchange contracts as a result of lower volatility in foreign exchange rate movements. The decrease in derivative assets was broadly consistent with the fall in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers increased by £10.2bn or 13.6%.
largely due to increased balances of £8.4bn following the acquisition of PBRS.
Non-trading reverse repos decreased by £9.6bn or 13.1% primarily reflecting a repositioning of leverage consumption in Prime Finance to Trading Assets, and from reduced client demand.
Financial Investments increased by £10.1bn or 21.8% as we
increased our holding of treasury bills and debt securities.
Assets held for sale decreased by £19.8bn, reflecting the disposal of our retail banking operations in France in January 2024. The remaining held for sale balance mainly comprises assets associated with our business in Armenia.
Other Assets increased by £11.4bn or 16.6% due to an increase in settlement accounts from higher trading activity, compared with a seasonal reduction in December 2023.
Financial summary

11	HSBC Bank plc Interim Report 2024 on Form 6-K
Liabilities
Customer accounts increased by £18.0bn or 8.1%. The acquisition of
PBRS increased balances by £13.9bn and customer accounts also increased from a short term deposit by a single Global Banking customer in HBCE. This was partly offset by a decrease in
investment funds accounts.
The total of trading liabilities and financial liabilities designated at fair value balances increased by £6.3bn or 8.4% to support the growth in the Prime Finance business and due to an increase in issuance of structured bonds.
Debt securities in issue increased by £3.3bn or 24.7% in line with the our funding strategy.
Non-trading repos decreased by £4.7bn or 8.7% due to a change in the mix of funding of our trading activities, with growth in deposits and structured bonds more than offsetting the decrease in repos.
Derivative liabilities decreased by £10.9bn or 6.4%. This is in line with derivative assets as the underlying risk is broadly matched.
Equity
Total shareholders’ equity increased by £1.0bn or 4.0% from 2023, including an increase in share capital and share premium as a result of an equity injection from the group to support the acquisition of
PBRS.
The following table shows the share capital position of the company and its consolidated capitalisation and indebtedness:

Capitalisation and indebtedness
	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Share capital of HSBC Bank plc
Ordinary shares (of nominal value £1 each)	797	797
Preference shares ($0.01 non-cumulative third dollar preference shares)	0.172	0.172
Equity
Called up share capital	797	797
Share premium account	2,136	1,004
Other equity instruments[1]	3,930	3,930
Other reserves	(6,435)	(6,096)
Retained earnings	24,905	24,724
Total shareholders’ equity	25,333	24,359
Non-controlling interests	154	146
Total equity	25,487	24,505
Group indebtedness[2]
Debt securities in issue	16,760	13,443
Trading liabilities – Debt securities in issue	27	21
Debt securities in issue designated at fair value	29,134	25,194
Subordinated liabilities[3]	16,929	15,714
Total indebtedness	62,850	54,372
Total capitalisation and indebtedness	88,337	78,877
1  Comprises 9 undated subordinated resettable additional tier 1 instruments held by HSBC Holdings plc.
2  As of 30 June 2024, the group had other liabilities of £626,039m (2023: £624,093m) and contingent liabilities and contractual commitments of
£167,093m (2023: £154,046m) (including guarantees of £22,615m (2023: £21,949m). Contractual commitments includes £138,058m of commitments (2023: £125,616m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
3  Includes subordinated liabilities designated at fair value of £795m (2023: £794m).

HSBC Bank plc Interim Report 2024 on Form 6-K	12
Reconciliation of alternative performance measures
Return on average ordinary shareholders’
equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary
shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended
	30 Jun	30 Jun
	2024	2023
	£m	£m
Profit
Profit attributable to the ordinary shareholders of the parent company[1]	595	2,127
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment	595	2,127
Impact of strategic transactions[2]	11	(1,296)
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment and strategic transactions	606	831
Equity
Average total shareholders’ equity	24,944	23,853
Effect of average preference shares and other equity instruments	(3,930)	(3,930)
Average ordinary shareholders’ equity	21,014	19,923
Effect of goodwill and other intangibles (net of deferred tax)	(274)	192
Average tangible equity	20,740	20,115
Average impact of strategic transactions	4	(864)
Average tangible equity excluding strategic transactions	20,744	19,251
Ratio
Return on average ordinary shareholders’ equity (annualised)	5.7	21.4
Return on average tangible equity (annualised)	5.7	21.2
Return on average tangible equity excluding strategic transactions (annualised)	5.8	8.6
1  1H24 includes £25m tax charges arising from the Pillar 2 global minimum tax rules which have been reallocated for RoTE purposes from HSBC
Holdings plc (‘HGHQ’) to the entities whose activities generated the additional tax liability.
2  1H23 includes the reversal of a £1.3bn (net of tax) impairment loss relating to the planned sale of the retail banking operations in France.
Financial summary

13	HSBC Bank plc Interim Report 2024 on Form 6-K

Risk
Risk overview
The group continuously identifies, assesses, manages and monitors risks. This process, which is informed by its risk factors and the results of its stress testing programme, gives rise to the classification of certain financial and non-financial risks. Changes in the assessment of these risks may result in adjustments to the group’s business strategy and, potentially, its risk appetite.
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk (including cybersecurity risk), regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are
explained in more detail on pages 22 to 86 of our 2023 Annual Report and Accounts.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	}
Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Conflicts and geopolitical tensions, including the ongoing Russia-Ukraine and Israel-Hamas wars, are creating a more complicated business environment. Despite expected reductions, interest rates in Europe and the UK are nevertheless likely to remain high by historical standards for some time, which could slow the growth of the economies in which the group operates and affect our credit portfolios. We are also monitoring economic policy implications from elections in France and the upcoming budget and spending review being undertaken by the new government in the UK.

Credit risk	}
We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress as a result of current macroeconomic and geopolitical events, including relatively slow economic growth in the UK, and impacts from the Russia-Ukraine and Israel-Hamas wars. We remain focused on assessing and managing the impacts of uncertain economic conditions on our customers, including interest rates that remain at relatively high levels across our major markets. Particular emphasis has been maintained on the Commodity
Traders, Leverage, Construction and Building Materials, Automotives, Retail, ‘Consumer Spend’ and Commercial Real
Estate sectors. We have increased the frequency and depth of our monitoring activities with stress tests and other sectoral reviews performed to identify vulnerable portfolios or customers.

Cyber threat and unauthorised access to systems	~
There is a risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We seek to continue to monitor changes to the threat landscape, including those arising from ongoing geopolitical and macroeconomic events, and the impact this may have on third-party risk management. We operate a continuous improvement programme to help protect our technology operations and to counter a fast-evolving and heightened cyber threat environment.

Evolving regulatory environment risk	~
The regulatory and compliance risk environment remains complex and is set against continued geopolitical risk and regulatory focus on operational resilience, financial resilience, model risk and sound risk and financial crime management practices. Across the group, particular areas of focus include the implementation of Basel 3.1, CRD VI, the EU AI Act, operational resilience regulatory requirements including the EU’s Digital Operational Resilience Act as well as ongoing embedding of the UK’s Financial Conduct Authority’s Consumer Duty with requirements for closed products being effective from July 2024. There also continues to be an intense regional regulatory focus on ESG matters, including on
‘green’ products and sustainable financing. Regulatory scrutiny of financial institutions may result in new or additional regulatory or capital requirements impacting the group in the short to medium term.

Financial crime and fraud risk	~
We are exposed to financial crime risk from our customers, staff and third-parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Environmental, social and governance risk	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally and within the region, increasing frequency of severe weather events, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks, including reputational, legal and regulatory compliance risks.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and disruption. We seek to ensure these are understood and managed with appropriate controls and oversight.

Internally driven
People risk	}
The group has completed material transformation activities in the first half of 2024 and several structural changes were effectively achieved. Capacity and capability challenges resulting from elevated workloads while transitioning into the new operating models, combined with employment practices and relation risks continue to be managed and mitigated through ongoing engagement with employee representative bodies and regulators. Strong oversight is also maintained over people management including monitoring attrition levels that are currently on a downward trend. This oversight helps to ensure effective workforce planning and management, and helps enable business demands to be supported. Failure to manage the risks may lead to potential regulatory sanctions or legal claims, and potential impacts on the delivery of business plans.

HSBC Bank plc Interim Report 2024 on Form 6-K	14

Risk		Description
Internally driven (continued)
IT systems infrastructure and operational resilience	~
We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. To support the business strategy, we strengthened our end to end management, build and deployment controls and system monitoring capabilities. We are seeing increased demand on customer support centres and our business operations as a result of the current economic environment and there is additional focus on our operational resilience. We continue to seek to reduce the complexity of our technology estate and consolidate our core banking systems onto a single strategic platform.

Execution risk	}
Failure to effectively prioritise, manage and/or deliver transformation across the group impacts our ability to achieve our strategic objectives. Given the complexity and volume of change planned throughout the second half of 2024, we aim to continue to monitor, manage and oversee change execution risk to ensure our change portfolio and initiatives continue to deliver the right outcomes for our customers, people, regulators, investors and communities.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with a particular focus on capital models. We continue strengthening the dialogue with regulators within the region to ensure our model risk management meets their expectations. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Third-party risk	}
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain remains heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

~	Risk has heightened during the first half of 2024
}	Risk remains at the same level during the first half of 2024
Managing risk
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial.
Key economic risks are monitored closely. Economic growth in both the EU and the UK remains relatively muted and there continues to be uncertainty and downside risks that could impact the pace and sustainability of the economic recovery across our key markets. A fall in energy prices and other commodity prices has facilitated a decrease in inflation in both Europe and the UK. The ECB was the first major central bank to cut interest rates, by 25bps in June 2024 and the Bank of England is expected to follow in the second half of
2024. However, this expectation remains subject to the further diminution of service sector price pressures. Interest rates across the region in the medium term are likely to remain materially higher than in recent years.
There continue to be ongoing impacts from the Russia-Ukraine and
Israel-Hamas wars, as well as the potential for further escalation within the Middle East. These tensions could have significant global economic and political consequences with impacts across our
markets. The Israel-Hamas war continues but economic spillovers have remained limited through the first half of 2024. Ceasefire negotiations have yet to achieve a resolution and conflict escalation remains a risk, illustrated by the strikes exchanged by Iran and Israel during the second quarter of 2024 and the increasing hostilities between Israel and Hezbollah.
The Russia-Ukraine war continues, but the economic effects have reduced as supply chains and economies have adjusted. Changes to the balance of the conflict remained limited during the first half of
2024, despite the approval of a new funding round for Ukrainian armaments by the US Congress. Escalation of the conflict and ongoing geopolitical instability could have implications for the group and its customers. The group actively monitors and responds to financial sanctions and trade restrictions that have been adopted in response to the conflict. These sanctions and trade restrictions are complex and evolving. In particular, the US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia including further sanctions during 2024.
Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people, Russian oil exports, energy products, financial institutions and other major
Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export, and import bans and restrictions.
The secondary sanctions regime introduced by the US in December
2023 gives the US broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services involving Russia’s military-industrial base. The US expanded the scope of these secondary sanctions in
June 2024 to apply to Russian and non-Russian persons designated under the primary legal authority for Russian sanctions. The broad scope of the discretionary powers embedded in the regime creates challenges associated with the detection or prevention of third-party activities beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets.
Following a strategic review in 2022, HSBC Europe BV (a wholly-
owned subsidiary of HSBC Bank plc) entered into an agreement to sell its wholly-owned subsidiary HSBC Bank Russia (RR) (Limited
Liability Company), which was completed in May 2024. The name of the entity changed to Khvoya Bank in July 2024.
We continue to monitor, and seek to manage, the potential
implications of all the above developments on our customers and our business and have maintained our focus on improving the quality and timeliness of the data we use to inform management decisions and for regulatory reporting. We have employed an active but prudent approach in managing our risk appetite, and continue regular communication with our Board and key stakeholders.
Climate risk
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a greener economy. Climate risk can impact us either directly or through our
Risk

15	HSBC Bank plc Interim Report 2024 on Form 6-K
relationships with our clients. This includes potential risk arising as a result of HSBC Group’s net zero ambition, which could lead to reputational concerns, and potential legal and/or regulatory action if we are perceived to mislead stakeholders on our business activities or if we fail to achieve the HSBC Group’s stated net zero targets. Our most material exposure to climate risk relates to corporate client financing activity within our banking portfolio. We seek to manage climate risk across all our businesses in line with our HSBC Group-
wide risk management framework, and are incorporating climate considerations within our existing risk types.
We continue to monitor the impacts of climate risk and further embed our approach across our key risk areas and business lines.
For further details of our approach to climate risk management, see
‘Climate risk‘ on page 78 of our Annual Report and Accounts 2023.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
Capital and liquidity remain at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to develop our climate risk appetite as we engage with businesses on including climate risk in decision making and starting to embed climate risk appetite into business planning.
Top and emerging risks
Our top and emerging risks process identifies forward-looking risks so that they can be considered in determining whether any
incremental action is needed to either prevent them from
materialising or to limit their effect.
Top risks are those that have the potential to have a material adverse impact on our financial results, reputation or business model. We actively manage and take actions to mitigate our top risks. Emerging risks are those that, while they could have a material impact on our risk profile were they to occur, are not considered immediate and are not under active management.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure robust management actions are in place, as required.
Our current top risks are summarised on the previous two pages and discussed in more detail on pages 23 to 28 of our Annual Report and
Accounts 2023.
Key developments in the first half of
2024
We actively managed the risks related to macroeconomic and
geopolitical uncertainties, as well as other key risks described in this section. In addition, we sought to enhance our risk management in the following areas:
–We enhanced our model risk frameworks and controls as we seek to manage the increasing numbers of climate risk, AI and machine learning models being embedded in business processes. Focus is also on generative AI due to the pace of technological changes and regulatory and wider interest in adoption and usage.
–We enhanced our processes, framework and capabilities to seek to improve the control and oversight of our material third parties to manage our operational resilience and meet new and evolving
regulatory requirements.
–We made progress on our comprehensive regulatory reporting
programme, which seeks to to strengthen our processes,
enhance consistency and improve controls across regulatory
reports. This programme remains a top priority and continues to enhance data, transform the reporting system and uplift the
control environment over the report production process.
–Through our climate risk programme, we continued to embed
climate considerations throughout the organisation, including enhancing our approach to assessing the impact of climate on capital, and continued development of risk metrics to manage our exposure to climate risk.
–We deployed industry leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We continue to monitor regulatory changes.
–We continued to stabilise our net interest income, despite the fluctuations in interest rate expectations, driven by central bank rate increases and a reassessment of the trajectory of inflation in major economies.
–We continued to focus on our technology and cybersecurity
controls to improve the resilience and security of our technology services in response to the heightened external threat
environment.
Credit risk

17	Summary of credit risk
21	Measurement uncertainty and sensitivity analysis of ECL estimates
27	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives or from holding assets in the form of debt securities.
Credit risk in the first half of 2024
There were no material changes to credit risk policy in the first half of the year.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 30 of the
Annual Report and Accounts 2023.
At 30 June 2024, gross loans and advances to customers and banks of £101bn increased by £10bn on a reported basis, compared with
31 December 2023. This included adverse foreign exchange
movements of £1.4bn.
Excluding foreign exchange movements, the underlying increase of
£7bn was mainly driven in personal loans and advances to customers by transfer of PBRS to HSBC Bank plc in first quarter of 2024. The balance of wholesale loans and advances to customers has increased by £4.4bn. Loans and advances to banks remain stable in comparison to 2023.
At 30 June 2024, the allowance for ECL excluding foreign exchange movements in relation to loans and advances to customers
decreased by £89m compared with 31 December 2023.
This was attributable to:
–a £100m decrease in wholesale loans and advances to customers, of which £15m was driven by stages 1 and 2; and £91m by stage
3; offset by a £6m balance increase in purchased or originated credit-impaired (‘POCI’) loans; and
–a £11m increase in personal loans and advances to customers was mainly due an increase in stage 3 balances (by £11m) and there was no material movement in stages 1 and 2 balances.
The ECL release for the first six months of 2024 was £53m, inclusive of recoveries.

HSBC Bank plc Interim Report 2024 on Form 6-K	16
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2024		At 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	86,703	(982)	76,579	(1,088)
Loans and advances to banks at amortised cost	14,334	(2)	14,372	(1)
Other financial assets measured at amortised cost	262,153	(10)	273,728	(70)
– cash and balances at central banks	116,062	—	110,618	—
– items in the course of collection from other banks	2,153	—	2,114	—
– reverse repurchase agreements – non-trading	63,892	—	73,494	—
– financial investments	13,039	—	8,861	—
– prepayments, accrued income and other assets[2]	66,422	(3)	56,845	(6)
– assets held for sale[3]	585	(7)	21,796	(64)
Total gross carrying amount on-balance sheet	363,190	(994)	364,679	(1,159)
Loans and other credit related commitments	138,058	(37)	125,616	(42)
Financial guarantees[4]	2,717	(10)	2,401	(16)
Total nominal amount off-balance sheet[5]	140,775	(47)	128,017	(58)
	503,965	(1,041)	492,696	(1,217)

	Fair value	Memorandum allowance for ECL[6]	Fair value	Memorandum allowance for ECL[6]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	43,331	(23)	37,427	(23)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 39 includes both financial and non-financial assets.
3For further details on gross carrying amount and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 57. The significant reduction is due to the completion of the sale of our retail banking operations in France in January 2024.
4Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
5Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
6Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change for expected credit losses and other credit impairment charges’ in the income statement.
Risk

17	HSBC Bank plc Interim Report 2024 on Form 6-K
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the
financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2024
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	77,183	7,204	2,281	35	86,703	(72)	(108)	(790)	(12)	(982)	0.1	1.5	34.6	34.3	1.1
– personal	18,268	1,162	274	—	19,704	(18)	(18)	(82)	—	(118)	0.1	1.5	29.9	—	0.6
– corporate and commercial	43,003	5,683	1,920	35	50,641	(45)	(86)	(688)	(12)	(831)	0.1	1.5	35.8	34.3	1.6
– non-bank financial institutions	15,912	359	87	—	16,358	(9)	(4)	(20)	—	(33)	0.1	1.1	23.0	—	0.2
Loans and advances to banks at amortised cost	14,151	183	—	—	14,334	(1)	(1)	—	—	(2)	—	0.5	—	—	—
Other financial assets measured at amortised cost	261,758	152	243	—	262,153	(6)	—	(4)	—	(10)	—	—	1.6	—	—
Loans and other credit-related commitments	131,100	6,814	141	3	138,058	(15)	(17)	(5)	—	(37)	—	0.2	3.5	—	—
– personal	946	3	2	—	951	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	59,195	4,425	134	3	63,757	(11)	(14)	(5)	—	(30)	—	0.3	3.7	—	—
– financial	70,959	2,386	5	—	73,350	(4)	(3)	—	—	(7)	—	0.1	—	—	—
Financial guarantees[3]	2,457	191	69	—	2,717	(1)	(1)	(8)	—	(10)	—	0.5	11.6	—	0.4
– personal	146	2	—	—	148	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,286	36	68	—	1,390	(1)	(1)	(7)	—	(9)	0.1	2.8	10.3	—	0.6
– financial	1,025	153	1	—	1,179	—	—	(1)	—	(1)	—	—	100.0	—	0.1
At 30 Jun 2024	486,649	14,544	2,734	38	503,965	(95)	(127)	(807)	(12)	(1,041)	—	0.9	29.5	31.6	0.2
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit impaired (‘POCI‘).
3Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30
DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 - days past due analysis at 30 June 2024
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	7,204	358	302	(108)	(5)	(1)	1.5	1.4	0.3
– personal	1,162	198	51	(18)	(3)	(1)	1.5	1.5	2.0
– corporate and commercial	5,683	160	251	(86)	(2)	—	1.5	1.3	—
– non-bank financial institutions	359	—	—	(4)	—	—	1.1	—	—
Loans and advances to banks at amortised cost	183	—	—	(1)	—	—	0.5	—	—
Other financial assets measured at amortised cost	152	1	—	—	—	—	—	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts presented above are on a contractual basis.

HSBC Bank plc Interim Report 2024 on Form 6-K	18

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023 (continued)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	66,356	7,881	2,310	32	76,579	(75)	(125)	(882)	(6)	(1,088)	0.1	1.6	38.2	18.8	1.4
– personal	11,447	1,370	214	—	13,031	(20)	(17)	(71)	—	(108)	0.2	1.2	33.2	—	0.8
– corporate and commercial	42,982	5,981	1,773	32	50,768	(48)	(98)	(673)	(6)	(825)	0.1	1.6	38.0	18.8	1.6
– non-bank financial institutions	11,927	530	323	—	12,780	(7)	(10)	(138)	—	(155)	0.1	1.9	42.7	—	1.2
Loans and advances to banks at amortised cost	14,256	116	—	—	14,372	(1)	—	—	—	(1)	—	—	—	—	—
Other financial assets measured at amortised cost	272,557	989	182	—	273,728	(5)	(8)	(57)	—	(70)	—	0.8	31.3	—	—
Loans and other credit related commitments	118,242	7,197	174	3	125,616	(13)	(21)	(8)	—	(42)	—	0.3	4.6	—	—
– personal	1,246	27	3	—	1,276	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	58,225	4,815	155	3	63,198	(11)	(17)	(7)	—	(35)	—	0.4	4.5	—	0.1
– financial	58,771	2,355	16	—	61,142	(2)	(4)	(1)	—	(7)	—	0.2	6.3	—	—
Financial guarantees[1]	2,078	251	72	—	2,401	(2)	(1)	(13)	—	(16)	0.1	0.4	18.1	—	0.7
– personal	32	2	—	—	34	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,057	68	71	—	1,196	(1)	(1)	(13)	—	(15)	0.1	1.5	18.3	—	1.3
– financial	989	181	1	—	1,171	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2023	473,489	16,434	2,738	35	492,696	(96)	(155)	(960)	(6)	(1,217)	—	0.9	35.1	17.1	0.2
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

Stage 2 - days past due analysis at 31 December 2023 (continued)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	7,881	234	298	(125)	(4)	(1)	1.6	1.7	0.3
– personal	1,370	183	87	(17)	(3)	(1)	1.2	1.6	1.1
– corporate and commercial	5,981	51	207	(98)	(1)	—	1.6	2.0	—
– non-bank financial institutions	530	—	4	(10)	—	—	1.9	—	—
Loans and advances to banks at amortised cost	116	—	10	—	—	—	—	—	—
Other financial assets measured at amortised cost	989	14	9	(8)	—	—	0.8	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts presented above are on a contractual basis.
Risk

19	HSBC Bank plc Interim Report 2024 on Form 6-K
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2024.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 120 of the Annual Report and
Accounts 2023.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 120 of the Annual Report and Accounts 2023.

Loans and advances to customers and banks at 30 June 2024[1]
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2
The group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	753	2,868	302	113	4,036	(15)	(46)	(3)	—	(64)
Qualitative	408	2,579	57	70	3,114	(3)	(40)	(1)	(1)	(45)
of which: forbearance	1	525	1	—	527	—	(3)	—	—	(3)
30 DPD backstop	1	236	—	—	237	—	—	—	—	—
Total stage 2	1,162	5,683	359	183	7,387	(18)	(86)	(4)	(1)	(109)
ECL Coverage %	1.5	1.5	1.1	0.5	1.5

Loans and advances to customers and banks at 31 December 2023[1]
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2
The group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	820	3,589	423	91	4,923	(12)	(56)	(8)	—	(76)
Qualitative	547	2,186	103	15	2,851	(5)	(42)	(2)	—	(49)
of which: forbearance	3	260	1	—	264	—	(2)	—	—	(2)
30 DPD backstop	3	206	4	10	223	—	—	—	—	—
Total stage 2	1,370	5,981	530	116	7,997	(17)	(98)	(10)	—	(125)
ECL Coverage %	1.2	1.6	1.9	—	1.6
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
Assets held for sale
At 30 June 2024, the most material balance held for sale came from our business in Armenia. During the first half of 2024 the sales of our retail banking operations in France and our business in Russia were completed.
‘Loans and other credit-related commitments’ and ‘financial
guarantees’, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
	At 30 Jun 2024		At 31 Dec 2023
	Total gross loans and advances	Impairment allowances on loans and advances	Total gross loans and advances	Impairment allowances on loans and advances
	£m	£m	£m	£m
As reported	101,037	(984)	90,951	(1,089)
Reported in ‘Assets held for sale’	468	(7)	21,512	(64)
Total	101,505	(991)	112,463	(1,153)

HSBC Bank plc Interim Report 2024 on Form 6-K	20
At 30 June 2024, gross loans and advances were £468m and the related impairment allowances for ECL were £7m.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group as a whole.
For further details of the carrying amount and the fair value at
30 June 2024 of loans and advances to banks and customers
classified as held for sale, see Note 11 on the interim financial statements.

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
	Armenia	Retail banking operations in France	Other[1]	Total
Gross Loans	£m	£m	£m	£m
Loans and advances to customers at amortised cost:	385	—	71	456
Personal	140	—	—	140
Corporate and Commercial	245	—	—	245
Non-bank financial institutions	—	—	71	71
Loans and advances to banks at amortised cost	12	—	—	12
At 30 Jun 2024	397	—	71	468
Impairment allowance
Loans and advances to customers at amortised cost:	(7)	—	—	(7)
Personal	(1)	—	—	(1)
Corporate and Commercial	(6)	—	—	(6)
Non-bank financial institutions	—	—	—	—
Loans and advances to banks at amortised cost	—	—	—	—
At 30 Jun 2024	(7)	—	—	(7)

Gross Loans
Loans and advances to customers at amortised cost:	—	13,319	90	13,409
Personal	—	10,916	—	10,916
Corporate and Commercial	—	2,362	—	2,362
Non-bank financial institutions	—	41	90	131
Loans and advances to banks at amortised cost	—	8,103	—	8,103
At 31 Dec 2023	—	21,422	90	21,512
Impairment allowance	—
Loans and advances to customers at amortised cost:	—	(64)	—	(64)
Personal	—	(61)	—	(61)
Corporate and Commercial	—	(3)	—	(3)
Non-bank financial institutions	—	—	—	—
Loans and advances to banks at amortised cost	—	—	—	—
At 31 Dec 2023	—	(64)	—	(64)
1Balances comprising assets held for sale relating to the planned sale of hedge fund administration services.
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-
weight the results to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
The Central scenario is constructed to reflect the latest
macroeconomic expectations. Outer scenarios incorporate the
crystallisation of economic and geopolitical risks, including those relating to the outcome of recent and future elections, the Israel-
Hamas war and disruptions in the Red Sea.
Management judgemental adjustments are used where modelled
ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 June 2024, four economic scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and distributional estimates each quarter.
Three scenarios, the Upside, Central and Downside scenarios are drawn from external consensus forecasts, market data and
distributional estimates of the entire range of economic outcomes.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to forecast probability distributions for select markets that capture economists’ views of the entire range of economic outcomes. In the later years of those scenarios, projections revert to long-term consensus trend expectations. Reversion to trend is done with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario that explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic variables moves permanently away from past trends.
Risk

21	HSBC Bank plc Interim Report 2024 on Form 6-K
The consensus Downside and the consensus Upside scenarios are each calibrated to be consistent with a 10% probability. The
Downside 2 is calibrated to a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed
appropriate for the unbiased estimation of ECL in most
circumstances. However, management may choose to depart from this probability-based scenario weighting approach when the
economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
In the second quarter of 2024, the assigned scenario weights were consistent with their calibrated probabilities, the same as in the fourth quarter of 2023. Economic forecasts for the Central scenario improved modestly, and the dispersion within consensus forecast panels remained low. Risks, including the increased policy risks relating to the outcome of elections across key markets and elevated geopolitical tensions, were deemed to be reflected in the Downside scenarios.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are constructed so that they capture risks that could alter the trajectory of the economy and are designed to encompass the potential crystallisation of key economic and financial risks.
In our key markets, GDP forecasts in the Central scenario have improved in the second quarter of 2024 compared with the fourth quarter of 2023. At the same time, expectations for interest rate cuts have been scaled back. In the second quarter of 2024, risks to the economic outlook included a number of significant geopolitical issues and uncertainty relating to election outcomes.
Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the re-acceleration of inflation, a further rise in interest rates and global recession.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
GDP growth is expected to slow in 2024 relative to the previous year in Europe, as elevated interest rates continue to squeeze household finances and corporate margins. Inflation is expected to continue to decline, as wage growth and services inflation moderate.
Lower inflation and looser labour market conditions are expected to enable major central banks to embark on a gradual reduction in policy rates.
Growth only recovers to its long-term expected trend in later years, once central banks have lowered interest rates from current levels.
Global GDP is expected to grow by 2.5% in 2024 in the Central scenario. The average rate of global GDP growth is forecast to be
2.6% over the forecast period. This is below the average growth rate reported over the five-year period prior to onset of the pandemic of
2.9%.
The key features of our Central scenario are:
–GDP growth rates in our main markets are expected to slow in
2024 relative to 2023, followed by a moderate recovery in 2025.
Across most of our key markets weaker growth is caused by high interest rates, which act to deter consumption and investment.
–In most markets, unemployment is expected to remain flat or rise moderately from current levels. The exception is France, where structural reforms are expected to enable unemployment to fall from current levels.
–Inflation is expected to fall as services inflation and wage growth moderates. It is anticipated that inflation converges towards central banks’ target rates in 2025.
–Weak conditions in housing markets are expected to persist
through 2024 and 2025 in many of our main markets, including the
UK, as higher interest rates and, in many cases, declining prices, depress activity.
–Challenging conditions are also forecast to continue in the commercial property sector in a number of our key markets.
Structural changes to demand in the office segment in particular are driving lower valuations.
–Policy interest rates in key markets are forecast to have peaked and are projected to decline in 2024. In the longer term, they are expected to remain at a higher level than in the pre-pandemic period.
–The Brent crude oil price is forecast to average around $81 per barrel over the forecast period.
The Central scenario was created from consensus forecasts available in May, and reviewed continually until the end of June 2024. In accordance with HSBC’s scenario framework, a probability weight of
75% has been assigned to the Central scenario across all major markets.
The following table describes key macroeconomic variables assigned in the consensus Central scenario.

Consensus Central scenario 3Q24-2Q29 (as at 2Q24)
	UK	France
GDP (annual average growth rate, %)
2024	0.5	0.8
2025	1.2	1.3
2026	1.6	1.5
2027	1.7	1.4
2028	1.6	1.3
5-year average[1]	1.4	1.3
Unemployment rate (%)
2024	4.5	7.6
2025	4.7	7.5
2026	4.5	7.0
2027	4.5	6.9
2028	4.5	6.6
5-year average[1]	4.6	7.0
House prices (annual average growth rate, %)
2024	0.0	(3.7)
2025	1.2	2.7
2026	3.2	4.1
2027	3.4	4.3
2028	2.4	3.8
5-year average[1]	2.3	3.1
Inflation (annual average growth rate, %)
2024	2.6	2.5
2025	2.2	1.9
2026	2.1	1.8
2027	2.2	1.9
2028	2.1	1.9
5-year average[1]	2.2	1.9
Central bank policy rate (annual average, %)
2024	5.2	3.8
2025	4.6	3.1
2026	4.0	2.7
2027	3.8	2.5
2028	3.6	2.5
5-year average[1]	4.0	2.8
1  The five-year average is calculated over a projected period of 20 quarters, from 3Q24 to 2Q29.

HSBC Bank plc Interim Report 2024 on Form 6-K	22

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	France
GDP (annual average growth rate, %)
2024	0.3	0.8
2025	1.2	1.5
2026	1.7	1.6
2027	1.6	1.5
2028	1.6	1.5
5-year average[1]	1.3	1.4
Unemployment rate (%)
2024	4.7	7.5
2025	4.6	7.3
2026	4.3	7.0
2027	4.2	6.8
2028	4.2	6.8
5-year average[1]	4.4	7.1
House prices (annual average growth rate, %)
2024	(5.5)	(1.0)
2025	0.1	2.4
2026	3.5	4.0
2027	3.0	4.4
2028	3.0	4.0
5-year average[1]	0.8	2.8
Inflation (annual average growth rate, %)
2024	3.2	2.7
2025	2.2	1.8
2026	2.2	1.7
2027	2.3	1.9
2028	2.3	2.1
5-year average	2.4	2.0
Central bank policy rate (annual average, %)
2024	5.0	3.6
2025	4.3	2.8
2026	3.9	2.6
2027	3.8	2.6
2028	3.7	2.7
5-year average[1]	4.1	2.9
1  The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.
The graphs compare the respective Central scenario with current economic expectations beginning in the second quarter of 2024.
GDP growth: Comparison of Central scenarios

UK

4.0
3.0
2.0
1.0
0.0
-1.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 1.3%
2Q24 Central 5Y Average: 1.4%

Note: Real GDP shown as year-on-year percentage change.

France

4.0
3.0
2.0
1.0
0.0
-1.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 1.4%
2Q24 Central 5Y Average: 1.2%

Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to the long-run trend expectations. It also incorporates a faster fall in the rate of inflation than incorporated in the Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include a faster reduction in central banks policy interest rates, a de-escalation in geopolitical tensions as the Israel-Hamas and
Russia-Ukraine wars move towards conclusions, and an improvement in the US-China relationship.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q24-2Q29)
	UK		France
GDP level (%, start-to-peak)[1]	11.5	(2Q29)	9.2	(2Q29)
Unemployment rate (%, min)[2]	2.9	(2Q26)	6.1	(2Q26)
House price index (%, start-to- peak)[1]	19.1	(2Q29)	22.4	(2Q29)
Inflation rate (YoY % change, min)[3]	0.8	(2Q25)	1.1	(2Q25)
Central bank policy rate (%, min)[2]	3.6	(4Q28)	2.5	(3Q28)
1  Cumulative change to the highest level of the series during the 20-
quarter projection.
2  Lowest projected unemployment or policy rate in the scenario.
3  Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	10.4	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	6.2	(4Q25)
House price index (%, start-to- peak)[1]	13.0	(4Q28)	19.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.5	(3Q24)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	2.6	(2Q26)
1  Cumulative change to the highest level of the series during the 20-
quarter projection.
2  Lowest projected unemployment or policy interest rate in the scenario.
3  Lowest projected year-on-year percentage change in inflation in the scenario.
Risk

23	HSBC Bank plc Interim Report 2024 on Form 6-K
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include an escalation of geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.
As the geopolitical environment remains volatile and complex, risks include:
–a broader and more prolonged conflict in the Middle East that undermines confidence, drives an increase in global energy costs and reduces trade and investment;
–continued differences between the US and China, which lead to increased trade frictions and higher inflation, due to an escalation in tariff actions and rising costs;
–a potential escalation in the Russia-Ukraine war, which expands beyond Ukraine’s borders, and further disrupts energy, fertiliser and food supplies; and
–election outcomes that deliver adverse policies that work to undermine global trade growth and undermine international supply chains.
High inflation and higher interest rates also remain key risks. Should geopolitical tensions escalate, a rise in energy and food prices would increase pressure on household budgets and firms’ costs.
A wage-price spiral, triggered by higher inflation and labour supply shortages, could put sustained upward pressure on wages and
services prices, aggravating cost pressures and increasing the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates, significantly higher defaults and, ultimately, a deep economic recession.
The consensus Downside scenarios
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate, and commodity prices and inflation fall again.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q24-2Q29)
	UK		France
GDP level (%, start-to-trough)[1]	(0.7)	(3Q26)	(0.3)	(1Q25)
Unemployment rate (%, max)[2]	6.3	(3Q25)	8.5	(1Q25)
House price index (%, start-to- trough)[1]	(5.9)	(4Q25)	(0.5)	(4Q24)
Inflation rate (YoY % change, max)[3]	3.4	(2Q25)	3.5	(1Q25)
Central bank policy rate (%,max)[2]	5.6	(3Q24)	4.1	(1Q25)
1  Cumulative change to the lowest level of the series during the 20-
quarter projection.
2  The highest projected unemployment or policy rate in the scenario.
3  The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(0.3)	(2Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	8.5	(4Q24)
House price index (%, start-to- trough)[1]	(12.0)	(2Q25)	(1.2)	(3Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.8	(2Q24)
Central bank policy rate (%,max)[2]	5.7	(1Q24)	4.2	(1Q24)
1Cumulative change to the lowest level of the series during the 20-
quarter projection.
2  The highest projected unemployment or policy interest rate in the scenario.
3  The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including a further escalation of geopolitical crises globally, which creates severe supply disruptions to goods and energy markets.
In the scenario, as inflation surges and central banks tighten monetary policy further, confidence evaporates. However, this impulse is assumed to prove short-lived, as recession takes hold, causing a sharp fall in demand, leading commodity prices to correct sharply and global price inflation to fall.
The following table describes key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario (3Q24-2Q29)
	UK		France
GDP level (%, start-to-trough)[1]	(8.8)	(4Q25)	(7.4)	(3Q25)
Unemployment rate (%, max)[2]	8.4	(4Q25)	10.2	(2Q26)
House price index (%, start-to- trough)[1]	(29.7)	(2Q26)	(15.0)	(4Q26)
Inflation rate (YoY % change, max)[3]	10.2	(4Q24)	8.6	(4Q24)
Central bank policy rate (%,max)[2]	5.9	(3Q24)	5.0	(3Q24)
1Cumulative change to the lowest level of the series during the 20-
quarter projection.
2The highest projected unemployment or policy rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(6.6)	(1Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	10.2	(4Q25)
House price index (%, start-to- trough)[1]	(30.2)	(4Q25)	(14.5)	(2Q26)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	8.6	(2Q24)
Central bank policy rate (%,max)[2]	6.0	(1Q24)	5.2	(1Q24)
1Cumulative change to the lowest level of the series during the 20-
quarter projection.
2The highest projected unemployment or policy interest rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.

HSBC Bank plc Interim Report 2024 on Form 6-K	24
Scenario weightings
In reviewing the economic environment, the level of risk and uncertainty, management has considered both global and country specific factors. In the second quarter of 2024, key considerations around uncertainty attached to the Central scenario projections focused on:
–the announcements of elections in the UK and France, as well as the forthcoming election in the US. Potential policy uncertainty arising from these elections was a significant discussion point;
–the lagged impact of elevated interest rates on household
finances and businesses, and the implications of volatility in monetary policy expectations on growth and employment;
–estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the UK Office for National
Statistics;
–the outlook for real estate in our key markets, particularly in the
UK; and
–geopolitical risks, including the Middle East and the Russia-
Ukraine wars.
Although these risk factors remain significant, management assessed that they were adequately reflected in the scenarios at their calibrated probability.
It was noted that economic forecasts had improved modestly and dispersion of forecasts around the consensus have either remained stable, or have moved lower. Similarly, financial market measures of volatility also remained very low through the second quarter of 2024.
This has led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework.
This entailed assigning a 75% probability weighting to the Central scenario in our major markets. The consensus Upside scenario was assigned a 10% weighting, and the consensus Downside scenario was given 10%. The Downside 2 was assigned a 5% weighting.
In respect of the discussion around elections, management
concluded that the UK Central scenario already incorporated
information around the likely future government and its policies. The subsequent election outcome result has not changed any scenario assumptions. By contrast, election outcomes in France and the US were considered less certain and forecasts assume policy continuity in the respective Central scenarios as a result. Outer scenarios were assessed to adequately reflect the current downside risks.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard Weights	UK	France
2Q24
Upside	10	10	10
Central	75	75	75
Downside	10	10	10
Downside 2	5	5	5

4Q23
Upside	10	10	10
Central	75	75	75
Downside	10	10	10
Downside 2	5	5	5
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in the UK and France.

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

France

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates at 30 June 2024. These included:
–the selection of economic scenarios, given the constant change in economic conditions and distribution of economic risks; and
–estimating the economic effects of those scenarios on ECL,
where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are reflected in ECL calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 45 of the Annual Report and Accounts 2023. Models are used to reflect economic scenarios on ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where
required.
Risk

25	HSBC Bank plc Interim Report 2024 on Form 6-K
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs, and using
adjustments to ECL based on management judgement and
quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the
governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 30 of the Annual Report and Accounts 2023).
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental
adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of the management judgemental adjustments continue to evolve with the economic environment as new risks emerge.
Management judgemental adjustments made in estimating the
reported allowance for ECL at 30 June 2024 are set out in the following table.

Management judgemental adjustments to ECL at 30 Jun 2024[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Banks, sovereigns, government entities and low risk counterparties	(14)	(5)	(19)
Corporate lending adjustments	—	24	24
Retail lending inflation-related adjustments	3	—	3
Other macroeconomic-related adjustments	—	—	—
Other retail lending adjustments	(5)	—	(5)
Total	(16)	19	3

Management judgemental adjustments to ECL at 31 Dec 2023[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Banks, sovereigns, government entities and low risk counterparties	(14)	(13)	(27)
Corporate lending adjustments	—	(36)	(36)
Retail lending inflation-related adjustments	8	—	8
Other macroeconomic-related adjustments	7	—	7
Other retail lending adjustments	2	—	2
Total	3	(49)	(46)
1Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
In the wholesale portfolio, management judgemental adjustments were an increase to allowances for ECL of £19m (31 December 2023:
£49m decrease).
–Adjustments relating to banks, sovereigns, government entities and low risk counterparties decreased allowance for ECL by £5m
(31 December 2023: £13m decrease). The adjustments mainly
relate to standard, monthly adjustments for bank and sovereign exposures secured by Export Credit Agency guarantees; the
benefit from which is not recognised in the inbound data.
–Adjustments to corporate credit risk exposures increased
allowance for ECL by £24m (31 December 2023: £36m decrease).
The increase in adjustment is mainly related to management
overlays to reflect increased risk on exposures in France and separately that full ECL value for Collateralized Loans Obligation was reflected in impairment credit engine. These were partially offset by standard, monthly adjustments for corporate exposures secured by Export Credit Agency which is not recognised in the inbound data.
In the retail portfolio, management judgemental adjustments were an
ECL decrease of £16m at 30 June 2024 (31 December 2023: £3m
increase).
–Inflation-related adjustments increased ECL by £3m (31 December
2023: £8m increase). These adjustments addressed where
country-specific inflation risks were not fully captured by the modelled output.
–Other retail lending adjustments decreased ECL by £5m
(31 December 2023: £2m increase) reflecting all other data, model and management judgemental adjustments.
–Banks, sovereigns, government entities and low risk
counterparties adjustments decreased ECL by £14m
(31 December 2023: £14m decrease). These adjustments related to the realignment of PD between reporting and origination date for certain parts of the portfolio.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating allowances for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100%
weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted
(stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

HSBC Bank plc Interim Report 2024 on Form 6-K	26
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100%
weighted results. These exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each
scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments are the same under each scenario. For
exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	UK	France
	£m	£m
At 30 June 2024
Reported allowance for ECL	53	80
Consensus Central scenario allowance for ECL	44	78
Consensus Upside scenario allowance for ECL	30	69
Consensus Downside scenario allowance for ECL	71	90
Downside 2 scenario allowance for ECL	306	117
Reported gross carrying amount[2]	140,730	132,577

At 31 December 2023
Reported allowance for ECL	67	78
Consensus Central scenario allowance for ECL	55	81
Consensus Upside scenario allowance for ECL	38	72
Consensus Downside scenario allowance for ECL	87	99
Downside 2 scenario allowance for ECL	276	112
Reported gross carrying amount[2]	144,215	142,389
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement
uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
At 30 June 2024, the highest level of 100% weighted ECL was
observed in the UK. This higher ECL impact was largely driven by significant exposure in this region. In the wholesale portfolio, off-
balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and
consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with similar risk profile.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
	£m	£m
At 30 June 2024
Reported allowance for ECL	2	11
Consensus Central scenario allowance for ECL	2	11
Consensus Upside scenario allowance for ECL	2	11
Consensus Downside scenario allowance for ECL	2	11
Downside 2 scenario allowance for ECL	4	11
Reported gross carrying amount	1,934	18

At 31 December 2023
Reported allowance for ECL	2	74
Consensus Central scenario allowance for ECL	2	74
Consensus Upside scenario allowance for ECL	2	72
Consensus Downside scenario allowance for ECL	3	75
Downside 2 scenario allowance for ECL	4	78
Reported gross carrying amount	1,925	17,187
1ECL sensitivities exclude portfolios utilising less complex modelling approaches.
Reconciliation of changes in gross carrying/
nominal amount and allowances for loans
and advances to banks and customers
including loan commitments and financial
guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers
represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2)
ECL measurement basis. Net remeasurement excludes the
underlying customer risk rating (‘CRR’)/probability of default (‘PD’)
movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.
Risk

27	HSBC Bank plc Interim Report 2024 on Form 6-K

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
(Reviewed)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
Transfers of financial instruments:	61	(18)	(509)	26	448	(8)	—	—	—	—
– transfers from stage 1 to stage 2	(4,796)	5	4,796	(5)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	4,995	(23)	(4,995)	23	—	—	—	—	—	—
– transfers to stage 3	(204)	1	(348)	10	552	(11)	—	—	—	—
– transfers from stage 3	66	(1)	38	(2)	(104)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	11	—	(11)	—	—	—	—	—	—
Net new and further lending/ repayments	7,983	(1)	(417)	10	(489)	202	3	(3)	7,080	208
Changes to risk parameters – credit quality	—	11	—	(14)	—	(145)	—	(3)	—	(151)
Changes to model used for ECL calculation	—	(3)	—	10	—	—	—	—	—	7
Assets written off	—	—	—	—	(46)	45	—	—	(46)	45
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(2,647)	2	(191)	1	(50)	14	—	—	(2,888)	17
Others[2,3,4]	7,410	—	64	(2)	72	(8)	—	—	7,546	(10)
At 30 Jun 2024	175,035	(89)	14,392	(127)	2,491	(803)	38	(12)	191,956	(1,031)
ECL income statement change for the period		18		(5)		57		(6)		64
Recoveries										1
Others										(12)
Total ECL income statement change for the period										53

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
	At 30 Jun 2024		Half-year ended 30 Jun 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/ (charge)
	£m	£m	£m
As above	191,956	(1,031)	53
Other financial assets measured at amortised cost	262,153	(10)	2
Non-trading reverse purchase agreement commitments	49,856	—	—
Performance and other guarantee not considered for IFRS 9	—	—	(1)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	503,965	(1,041)	54
Debt instruments measured at FVOCI	43,331	(23)	(1)
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,064)	53
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. At 30 June 2024, this amount decreased by
£(0.81)bn and was classified as stage 1 with no ECL.
3Total includes £468m of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £7m reflecting business disposals as disclosed in Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 57
4Total includes PBRS portfolio transferred to HSBC Bank Plc in first quarter of 2024.

HSBC Bank plc Interim Report 2024 on Form 6-K	28

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Reviewed)
	Non-credit impaired				Credit Impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
Transfers of financial instruments:	690	(56)	(1,336)	89	646	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(14,106)	11	14,106	(11)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	15,023	(66)	(15,023)	66	—	—	—	—	—	—
– transfers to stage 3	(247)	—	(551)	39	798	(39)	—	—	—	—
– transfers from stage 3	20	(1)	132	(5)	(152)	6	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	48	—	(26)	—	—	—	—	—	22
Net new and further lending/ repayments	4,626	(1)	(1,916)	22	(442)	125	33	—	2,301	146
Changes to risk parameters – credit quality	—	(1)	—	(28)	—	(305)	—	(6)	—	(340)
Changes to model used for ECL calculation	—	(3)	—	18	—	—	—	—	—	15
Assets written off	—	—	—	—	(248)	246	—	—	(248)	246
Credit related modifications that resulted in derecognition	—	—	—	—	(94)	75	—	—	(94)	75
Foreign exchange	(2,398)	2	(231)	2	(49)	17	—	—	(2,678)	21
Others[2]	(9,061)	(9)	869	(24)	207	(66)	(1)	—	(7,986)	(99)
At 31 Dec 2023	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
ECL income statement change for the period		43		(14)		(180)		(6)		(157)
Recoveries										5
Others										(12)
Total ECL income statement change for the period										(164)

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/ (charge)
	£m	£m	£m
As above	180,264	(1,147)	(164)
Other financial assets measured at amortised cost	273,728	(70)	—
Non-trading reverse purchase agreement commitments	38,704	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(7)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	492,696	(1,217)	(171)
Debt instruments measured at FVOCI	37,427	(23)	2
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,240)	(169)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. At 31 December 2023, these amounted to £(1.64)bn and were classified as stage 1 with no ECL.
Risk

29	HSBC Bank plc Interim Report 2024 on Form 6-K
Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension and insurance risk.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, considering the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework. The risk management framework incorporates several measures aligned to our assessment of risks for both internal and regulatory purposes.
These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out on pages 68 to 76 of the
Annual Report and Accounts 2023.
Treasury risk management
Key developments in the first half of 2024
–On 1 January 2024, we completed the sale of our retail banking operations in France. As part of the transaction we retained a portfolio of retail mortgages.
–On 1 February 2024, we purchased HSBC Private Bank Suisse SA in order to better align our legal entity structure with how we manage the business. The acquisition was funded by issuing
equity to HSBC Holdings plc.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 32 to 33. For quantitative disclosures on interest rate in the banking book, see page 31.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and leverage ratio. Our internal capital adequacy assessment process
(‘ICAAP’) is an assessment of the group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange and interest rate risk in the banking book. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach.
The group’s ICAAP supports the determination of the consolidated capital risk appetite and target ratios and enables the assessment and determination of capital requirements by the PRA. Certain
subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
HSBC Holdings provides MREL to HSBC Bank plc and its other
subsidiaries, including equity and non-equity capital. These investments are funded by HSBC Holdings’ own equity capital and
MREL-eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with our existing structure and business model, HSBC has three resolution groups – the European resolution group, the Asian resolution group and the US resolution group. There are some smaller entities that fall outside these resolution groups. HSBC Bank plc and its subsidiaries are part of the European resolution group.
We aim to ensure that management has oversight of our liquidity and funding risks through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level, in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
The Group requires operating entities to meet internal minimum requirements and any applicable regulatory requirements at all times.
These requirements are assessed through our internal liquidity adequacy assessment process (‘ILAAP’), which ensures that
operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and
monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the HSBC
Group’s policies and controls.
Planning and performance
Capital and RWA plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the ALCO on a monthly basis, and capital and RWAs are monitored and managed against the plan.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives.
The Group’s strategy is to allocate capital to businesses to support growth objectives where returns above internal hurdle levels have been identified, and to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity plans also form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. We closely monitor future regulatory changes, and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s and the EU’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1’).
Regulatory developments
Future changes to our ratios will occur with the implementation of
Basel 3.1. The PRA has published its consultation paper on the UK’s implementation, with a proposed implementation date of 1 January
2025.
For further details, see the ‘Regulatory developments’ in the Capital risk section on page 32.

HSBC Bank plc Interim Report 2024 on Form 6-K	30
Regulatory reporting processes and controls
We are advancing a comprehensive initiative aimed at strengthening our global processes, enhancing consistency, and improving controls across our regulatory reporting. This remains a top priority for both
HSBC management and regulatory authorities. This multifaceted programme includes data enhancement, transformation of the
reporting systems, and an uplift to the control environment over the report production process.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery and resolution planning
The group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance through tangible equity allocation, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the Bank of England (‘BoE’), the European Banking
Authority and the European Central Bank. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and
ILAAP. The outcomes of stress testing exercises carried out by regulators may inform the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for material entities in the group, which set out potential options management could take in a range of stress scenarios that may result in a breach of risk appetite and regulatory minimum levels. Our recovery plans set out the framework and governance arrangements to support our restoration to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues. This helps to ensure that we can stabilise our financial position and recover from financial losses in a stress environment.
The Group also has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. The Group and the BoE publicly disclosed the status of the HSBC Group’s progress against the BoE’s Resolvability Assessment Framework (‘RAF’) in
June 2022, following the submission of HSBC’s inaugural resolvability self-assessment in October 2021. The Group has continued to
enhance its resolvability capabilities since this time and submitted its second self-assessment in October 2023. A subsequent update was provided to the BoE in January 2024. Further public disclosure by the
Group and the BoE as to HSBC’s progress against the RAF is
expected to be made in August 2024.
Overall, our recovery and resolution planning helps to safeguard the group’s financial and operational stability. We are committed to continuing to enhance our recovery and resolution capabilities, in line with Group’s preferred resolution strategy and regulatory
expectations, including the BoE’s RAF.
Measurement of interest rate risk in the banking book
processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or held in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the
Markets Treasury business.
Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets
Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
Treasury uses a number of measures to monitor and control interest rate risk in the banking book, including:
–banking net interest income sensitivity; and
–economic value of equity sensitivity.
Banking net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected banking net interest income under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level, where a range of interest rate scenarios are monitored on a one-year basis.
Banking NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure, except for certain mortgage products where balances are impacted by interest rate sensitive prepayments. These sensitivity calculations do not incorporate actions that would be taken by Markets Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.
The Banking NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario.
The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-
specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic Value of Equity (‘EVE’) measures the present value of the
Banking Book Assets and Liabilities excluding equity, based on a run-
off balance sheet. Economic Value of Equity Sensitivity measures the impact to EVE from a movement in interest rates, including the assumed term profile of non-maturing deposits having adjusted for stability and price sensitivity. It is measured and reported as part of internal risk metrics, regulatory rules (including the Supervisory
Outlier Test).
Banking net interest income sensitivity disclosure
An immediate interest rate rise of 100bps would increase projected banking NII by £48m. An immediate interest rate fall of 100bps would decrease projected banking NII by £49m.
The sensitivity of banking NII for 12 months as at 30 June 2024 decreased by £47m in the plus 100bps parallel shock, and by £47m in the minus 100bps parallel shock, when compared with 31 December
2023. The drivers of the reduction in banking NII sensitivity include the increase in stabilisation activities in line with Group strategy.

Banking NII sensitivity to an instantaneous change in yield curves (12 months)
	+100bps parallel	-100bps parallel	-100bps parallel
	£m	£m	£m	£m
	Year 1 (Jul 2024 to Jun 2025)		Year 2 (Jul 2025 to Jun 2026)	Year 3 (Jul 2026 to Jun 2027)
Based on balance sheet at 30 Jun 2024	48	(49)	(100)	(145)

	Year 1 (Jan 2024 to Dec 2024)		Year 2 (Jan 2025 to Dec 2025)	Year 3 (Jan 2026 to Dec 2026)
Based on balance sheet at 31 Dec 2023	95	(96)	(142)	(214)
Risk

31	HSBC Bank plc Interim Report 2024 on Form 6-K
Capital risk in the first half of 2024
Capital overview

Capital adequacy metrics
	At
	30 Jun	31 Dec
	2024	2023
Risk-weighted assets ('RWAs') (£m)
Credit risk	64,204	61,983
Counterparty credit risk	17,879	17,066
Market risk	17,894	15,525
Operational risk	13,214	12,875
Total RWAs	113,191	107,449
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	20,326	19,230
Tier 1 capital	24,268	23,124
Total capital	39,294	37,131
Capital ratios on a transitional basis (%)
Common equity tier 1	18.0	17.9
Total tier 1	21.4	21.5
Total capital ratio	34.7	34.6
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	24,268	23,124
Total leverage ratio exposure measure (£m)	471,459	455,852
Leverage ratio (%)	5.1	5.1
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulations and directives, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’).
Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.
Regulatory developments
Basel III Reforms
In the UK, near-final rules in relation to the market risk, credit valuation adjustments, counterparty risk and operational risk elements of the Basel 3.1 package were published by the PRA in
December 2023, together with information on the planned review of the Pillar 2 framework. Near final rules for the credit risk, the output floor and reporting and disclosure elements have yet to be published.
The implementation date remains 1 July 2025, with an output floor transitional period of four-and-a-half years.
Counterparty Credit Risk Management
In April 2024, Basel published a consultation paper on proposed guidelines for counterparty credit risk management. These require firms to conduct comprehensive counterparty due diligence; have credit risk mitigation strategies to effectively manage the risk; and to measure, control and limit the risk using a range of complementary metrics.
Securitisation General Requirements
In April 2024, the PRA published new rules on securitisation. While these are largely a transposition into the PRA’s rulebook of the rules onshored into UK law following the UK’s departure from the EU, there have been some adjustments to the retention rules and the due diligence and transparency requirements. The rules are scheduled to go live on 1 November 2024.
Environmental, social and governance risk
Globally, regulators and standard setters continue to publish multiple proposals and discussion papers on Environment, Social and
Governance (‘ESG’) topics. In recent years, this included multiple consultations on sustainability-related disclosure across jurisdictions including the UK, the EU, the US, Hong Kong and globally through
Basel and the International Sustainability Standards Board.
The work by Basel on climate-related financial risks across all three pillars of regulation, supervision and disclosure is ongoing. The initial work concluded that climate risk drivers, including physical and transition risks, can be captured in traditional financial risk categories such as credit, market, operational and liquidity risks. As part of its wider efforts to improve ESG risk coverage, Basel consulted in
November 2023 on a Pillar 3 disclosure framework for climate-related financial risks with a proposed effective date of 1 January 2026.

HSBC Bank plc Interim Report 2024 on Form 6-K	32
Own funds

Own funds disclosure
		At
		30 Jun	31 Dec
		2024	2023
Ref*		£m	£m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves^
1	Capital instruments and the related share premium accounts	2,933	1,801
	– ordinary shares	2,933	1,801
2	Retained earnings[1]	24,362	23,969
3	Accumulated other comprehensive income (and other reserves)[1]	(6,426)	(6,083)
5	Minority interests (amount allowed in consolidated CET1)	76	77
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	428	742
6	Common equity tier 1 capital before regulatory adjustments	21,373	20,506
28	Total regulatory adjustments to common equity tier 1	(1,047)	(1,276)
29	Common equity tier 1 capital	20,326	19,230
36	Additional tier 1 capital before regulatory adjustments	3,942	3,941
43	Total regulatory adjustments to additional tier 1 capital	—	(47)
44	Additional tier 1 capital	3,942	3,894
45	Tier 1 capital	24,268	23,124
51	Tier 2 capital before regulatory adjustments	15,392	14,403
57	Total regulatory adjustments to tier 2 capital	(366)	(396)
58	Tier 2 capital	15,026	14,007
59	Total capital	39,294	37,131
*The references identify the lines prescribed in the template that are applicable and where there is a value.
^Figures have been prepared on an IFRS 9 transitional basis. At 30 June 2024, the add-back to CET1 capital and the related tax have not been applied as they were immaterial.
1We have updated the classification between components of shareholders’ equity to present ‘Retained Earnings’ separately in Row 2 and
‘Accumulated other comprehensive income (and other reserves)’ in Row 3. The comparatives have been realigned accordingly.
At 30 June 2024, our common equity tier 1 ('CET1') capital ratio increased to 18.0% from 17.9% at 31 December 2023. The key
drivers of the rise in our CET1 ratio were:
–a 1.2 percentage point increase from capital generation through issuance of share capital and profits net of dividend payment; and
–a (1.0) percentage point decrease driven by higher RWAs mainly from increase in balance sheet exposures in corporate lending and sovereign. Further supplemented by the increase in RWAs from strategic transactions including acquisition of HSBC Private Bank
(Suisse) SA offset by RWA reductions from our disposals in
France.
FX movement, deferred tax and other movements led to a (0.1)
percentage points decline in the CET1 ratio.
Throughout 2024, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2024	107,449
Asset size	3,563
Asset quality	110
Model updates	926
Methodology and policy	571
Acquisitions and disposals	1,101
Foreign exchange movement	(529)
Total RWA movement	5,742
RWAs at 30 Jun 2024	113,191
RWAs increased by £5.7bn during the year, including a decrease of
£(0.5)bn due to favourable foreign currency translation differences.
Asset size
Asset size increased by £3.6bn mainly due to £1.8bn increase in
Market Risk RWAs, driven by higher foreign exchange exposures, rise in value at risk and the incremental risk charge from higher positions. This was further supplemented by £1.5bn rise in Credit
Risk driven by an increase in corporate lending and sovereign exposures and the £0.2bn rise in Counterparty Credit Risk driven by the increase in cash exposures.
Asset quality
The asset quality increase of £0.1bn was primarily driven by the portfolio mix changes in Credit Risk.
Model updates
The increase of £0.9bn mainly follows a revision to our definition of default in our probability of default (‘PD’) models for exposures to financial institutions.
Methodology and policy
The £0.6bn increase was primarily driven by credit risk parameter refinements mainly in Credit Risk.
Acquisitions and disposals
The £1.1bn increase was driven by acquisition of HSBC Private Bank
(Suisse) SA, partly offset by sale of our retail operations in France.
Risk

33	HSBC Bank plc Interim Report 2024 on Form 6-K
Leverage ratio
Leverage ratio was 5.1% at 30 June 2024, unchanged from 5.1% at
31 December 2023. This was due to the rise in tier 1 capital being offset by an increase in leverage exposure, mainly due to balance sheet growth.
At 30 June 2024, our UK minimum leverage ratio requirement of
3.25% was supplemented by a countercyclical leverage ratio buffer of 0.30%. The leverage ratio is expressed in terms of Tier1 capital but these buffers translated to CET1 capital values of £1.4bn. We exceeded these leverage requirements throughout 1H24.

Leverage ratio
	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Tier 1 capital	24,268	23,124
Total leverage ratio exposure	471,459	455,852
	%	%
Leverage ratio	5.1	5.1
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2024 is expected to be published on 7 August 2024, on our website
www.hsbc.com/investors.
Market risk in the first half of 2024
Inflation expectations have been in focus during the first half of 2024, against the backdrop of resilient economic growth and elections in multiple countries. Central bank policies have diverged, with the
Federal Reserve holding interest rates unchanged and the Bank of
Japan concluding its period of negative interest rates by raising the overnight interest rate to a range of about zero to 0.1%, while the
ECB and some other European central banks cut rates in June. After trending upwards until April, government bond yields have generally fallen in 2Q24, largely driven by lower inflation and expectations of central banks’ easing. Japanese government bond yields have instead risen to the highest in the last decade following the central bank’s historic policy shift. In Europe, the France-Germany yield spread has widened amid uncertainty from the French legislative elections.
Equities have risen to multiple record highs in the US and in Europe, amid strong corporate earnings and positive sentiment in the technology sector. Some emerging markets equities have tended to outperform developed markets during 2Q24, particularly in Asia. In foreign exchange markets, the US dollar strengthening has
continued, mostly in line with interest rate differentials. The yen has weakened to multi-decade lows against the US dollar. Whilst
sentiment has remained resilient in credit markets, credit spreads have widened marginally during June, with a more pronounced
increase for high-yield credit compared with investment-grade.
Trading portfolios
Value at risk of the trading portfolios
The Trading VaR predominantly resides within Market Securities
Services where it stood at £26.2m as at 30 June 2024, compared with £25.4m at 31 December 2023. The Trading VaR was driven by the market making activity in developed market currencies (USD,
GBP, EUR, JPY) on rates and FX products. The Total Trading VaR peaked at £37.2m in February 2024 following an increase of the sensitivity to USD rates movements and JPY foreign exchange
movements. The Trading VaR subsequently decreased from the peak level and remained fairly stable.
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange (‘FX’) and commodity	Interest rate (‘IR’)	Equity (‘EQ’)	Credit spread (‘CS’)	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2024	10.0	15.0	10.7	7.0	(16.5)	26.2
Average	8.1	21.4	9.5	7.4	(18.4)	27.9
Maximum	14.8	27.8	11.5	9.3		37.2
Minimum	4.2	12.6	8.1	4.5		18.7

Half-year to 30 Jun 2023	15.9	23.7	10.3	11.9	(28.9)	32.8
Average	12.0	26.1	10.0	8.6	(24.5)	32.3
Maximum	17.0	42.0	14.7	11.9	—	44.0
Minimum	7.0	18.9	7.8	6.2	—	25.6

Half-year to 31 Dec 2023	6.2	20.1	11.0	5.2	(17.0)	25.4
Average	10.9	25.5	9.9	9.8	(23.8)	32.2
Maximum	17.2	50.2	11.8	12.7		55.4
Minimum	5.6	13.8	8.6	5.2		19.0
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.

HSBC Bank plc Interim Report 2024 on Form 6-K	34
Back-testing
In the first half of 2024, there were no back-testing exceptions against actual as well as hypothetical profit and losses.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise of positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost.
From February 2024, we adopted a methodology change to measure non-trading value at risk (‘VaR’) over a 10 day holding period as opposed to 1 day. Comparative data at 31 December 2023 and
30 June 2023 has been restated on a 10 day basis accordingly.
The non-trading 10d VaR in 2024 was driven by interest rate risk in the banking book arising from Markets Treasury positions. The non-
trading VaR averaged £142m this year, with the low of £70m coming in Q1, and the high of £216m in Q2.
There has been continued uncertainty surrounding the future path of interest rates during 2024 as rate cut expectations were slashed at the beginning of the year amid persistent inflation and labour market data. Central bank messaging reduced the size and pace of rate cuts for 2024 leading to higher yields. During the first half of the year, the non-trading VaR trended upwards into the month of May as the environment provided opportunities for Market Treasury to increase duration risk at higher yields ahead of anticipated cuts later in the year, resulting in the peak 10d VaR of £216m. During Q2, the VaR trended downwards as Markets Treasury reduced risk positions in the changing market environment to end the half year at £125m.
Non-trading VaR includes non-trading financial instruments held in portfolios primarily managed by Markets Treasury. The management of interest rate risk in the banking book is described further in
‘Banking net interest income sensitivity’ on page 31.
The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 10day
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Half-year to 30 Jun 2024	128.4	36.9	(40.1)	125.3
Average	143.6	36.3	(37.6)	142.4
Maximum	202.3	42.0		216.3
Minimum	66.2	29.6		70.0

Half-year to 30 Jun 2023	96.8	35.1	(22.8)	109.1
Average	73.8	27.4	(21.7)	79.6
Maximum	120.0	42.0	—	118.3
Minimum	45.8	19.3	—	53.4

Half-year to 31 Dec 2023	101.1	23.9	(21.5)	103.5
Average	107.8	24.9	(29.2)	103.4
Maximum	126.5	38.5	—	113.5
Minimum	92.8	19.9	—	93.7
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The total VaR is non-additive across risk types due to diversification effect.
Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset, and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the HSBC group, is relatively minor for our insurance operations.
A summary of our policies and practices regarding the risk
management of insurance operations, our insurance model and the main contracts we manufacture is provided on page 82 of the Annual
Report and Accounts 2023.
Insurance manufacturing operations risk profile in the
first half of 2024
The risk profile of our insurance manufacturing operations is assessed in the HSBC group’s ICAAP based on their financial
capacity to support the risks to which they are exposed.
Capital adequacy is assessed on both the HSBC group’s economic capital basis, and the relevant local insurance regulatory basis. The group’s economic capital basis is largely aligned to European
Solvency II regulations. Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases allowing for business-as-usual volatility and extreme but plausible stress events.
In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits. Overall, at 30 June 2024, the majority of the capital risk positions of our insurance operations were within risk appetite. We continue to monitor these risks closely in the current volatile economic climate.
Risk

35	HSBC Bank plc Interim Report 2024 on Form 6-K
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life Direct Participating and investment DPF contracts[1]	Life other[2]	Other contracts[3]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	21,248	81	998	1,427	23,754
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13,983	68	992	885	15,928
– derivatives	50	—	—	3	53
– financial investments – at amortised cost	50	—	—	2	52
– financial investments at fair value through other comprehensive income	6,332	—	—	443	6,775
– other financial assets[4]	833	13	6	94	946
Insurance contract assets	—	39	—	—	39
Reinsurance contract assets	—	130	—	—	130
Other assets and investment properties	726	76	—	69	871
Total assets at 30 Jun 2024	21,974	326	998	1,496	24,794
Liabilities under investment contracts designated at fair value	—	—	1,056	—	1,056
Insurance contract liabilities	20,287	287	—	—	20,574
Reinsurance contract liabilities	—	29	—	—	29
Deferred tax	—	9	—	—	9
Other liabilities	—	—	—	2,003	2,003
Total liabilities	20,287	325	1,056	2,003	23,671
Total equity	—	—	—	1,123	1,123
Total liabilities and equity at 30 Jun 2024	20,287	325	1,056	3,126	24,794

Financial assets	21,284	101	942	1,331	23,658
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13,101	78	935	776	14,890
– derivatives	92	—	—	5	97
– financial investments – at amortised cost	218	—	—	14	232
– financial investments at fair value through other comprehensive income	6,947	—	—	452	7,399
– other financial assets[4]	926	23	7	84	1,040
Insurance contract assets	—	41	—	—	41
Reinsurance contract assets	—	145	—	—	145
Other assets and investment properties	748	75	—	82	905
Total assets at 31 Dec 2023	22,032	362	942	1,413	24,749
Liabilities under investment contracts designated at fair value	—	—	1,002	—	1,002
Insurance contract liabilities	20,289	306	—	—	20,595
Reinsurance contract liabilities	—	33	—	—	33
Deferred tax	—	—	—	2	2
Other liabilities	—	—	—	1,966	1,966
Total liabilities	20,289	339	1,002	1,968	23,598
Total equity	—	—	—	1,151	1,151
Total liabilities and equity at 31 Dec 2023	20,289	339	1,002	3,119	24,749
1  ‘Life direct participating and investment DPF’ contracts are substantially measured under the variable fee approach measurement model.
2  ‘Life other’ mainly includes protection type contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature ('DPF') contracts.
3  ‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4  Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.

Board Changes
Annabel Spring joined the Board as a non-executive Director with effect from 8 April 2024.

HSBC Bank plc Interim Report 2024 on Form 6-K	36

Interim condensed financial statements
Contents

37	Consolidated income statement
38	Consolidated statement of comprehensive income
39	Consolidated balance sheet
40	Consolidated statement of changes in equity
43	Consolidated statement of cash flows
Consolidated income statement

	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
Net interest income	658	1,140
– interest income	10,007	7,973
– interest expense	(9,349)	(6,833)
Net fee income	654	674
– fee income	1,375	1,358
– fee expense	(721)	(684)
Net income from financial instruments held for trading or managed on a fair value basis	2,334	1,784
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	430	637
Gains less losses from financial investments	5	—
(Losses)/gains recognised on Assets held for sale[1]	(62)	1,737
Insurance finance expense	(535)	(635)
Insurance service result	102	74
– Insurance revenue	212	188
– Insurance service expense	(110)	(114)
Other operating (expense)/income	(34)	49
Net operating income before change in expected credit losses and other credit impairment charges[2]	3,552	5,460
Change in expected credit losses and other credit impairment charges	53	(58)
Net operating income	3,605	5,402
Total operating expenses	(2,485)	(2,507)
– employee compensation and benefits	(837)	(842)
– general and administrative expenses	(1,590)	(1,662)
– depreciation and impairment of property, plant and equipment and right of use assets	(25)	(11)
– amortisation and impairment of intangible assets	(33)	8
Operating profit	1,120	2,895
Share of profit/(loss) in associates and joint ventures	16	(35)
Profit before tax	1,136	2,860
Tax expense	(405)	(657)
Profit for the period	731	2,203
Profit attributable to the parent company	715	2,193
Profit attributable to non-controlling interests	16	10
1 In the first quarter of 2023, the £1.7bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in
France.
2Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
The accompanying notes on pages 44 to 58, the ‘Summary of financial instruments to which the impairment requirements in IFRS 9 are applied’, ‘Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector’, and ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’ tables in the ‘Credit risk’ section form an integral part of these condensed financial statements.
Interim condensed financial statements

37	HSBC Bank plc Interim Report 2024 on Form 6-K
Consolidated statement of comprehensive income

	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
Profit for the period	731	2,203
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value though other comprehensive income	26	125
– fair value gains	43	174
– fair value (gains) transferred to the income statement on disposal	(7)	(4)
– expected credit losses recognised in income statement	1	—
– income taxes	(11)	(45)
Cash flow hedges	(201)	(257)
– fair value (losses)/gains	(418)	(458)
– fair value losses/(gains) reclassified to the income statement	143	102
– income taxes	74	99
Finance income/(expenses) from insurance contracts	13	(84)
– before income taxes	18	(113)
– income taxes	(5)	29
Exchange differences and other	(193)	(419)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	25	(1)
– before income taxes	31	(21)
– income taxes	(6)	20
Equity instruments designated at fair value through other comprehensive income	13	—
– fair value gains	15	—
– income taxes	(2)	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(30)	(90)
– before income taxes	(41)	(123)
– income taxes	11	33
Other comprehensive expense for the period, net of tax	(347)	(726)
Total comprehensive income for the period	384	1,477
Attributable to:
– the parent company	371	1,471
– non-controlling interests	13	6

HSBC Bank plc Interim Report 2024 on Form 6-K	38
Consolidated balance sheet

	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Assets
Cash and balances at central banks	116,062	110,618
Items in the course of collection from other banks	2,153	2,114
Trading assets	114,303	100,696
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	20,580	19,068
Derivatives	162,661	174,116
Loans and advances to banks	14,332	14,371
Loans and advances to customers	85,721	75,491
Reverse repurchase agreements – non-trading	63,892	73,494
Financial investments	56,489	46,368
Assets held for sale[1]	598	20,368
Prepayments, accrued income and other assets	74,410	63,635
Current tax assets	929	485
Interests in associates and joint ventures	695	665
Goodwill and intangible assets[2]	260	203
Deferred tax assets	1,291	1,278
Total assets	714,376	702,970
Liabilities and equity
Liabilities
Deposits by banks	30,233	22,943
Customer accounts	240,957	222,941
Repurchase agreements – non-trading	48,764	53,416
Items in the course of transmission to other banks	2,024	2,116
Trading liabilities	45,355	42,276
Financial liabilities designated at fair value	35,725	32,545
Derivatives	160,552	171,474
Debt securities in issue	16,760	13,443
Liabilities of disposal groups held for sale[1]	433	20,684
Accruals, deferred income and other liabilities	70,814	60,444
Current tax liabilities	274	272
Insurance contract liabilities	20,574	20,595
Provisions[3]	285	390
Deferred tax liabilities	5	6
Subordinated liabilities	16,134	14,920
Total liabilities	688,889	678,465
Equity
Total shareholders’ equity	25,333	24,359
– called up share capital	797	797
– share premium account	2,136	1,004
– other equity instruments	3,930	3,930
– other reserves	(6,435)	(6,096)
– retained earnings	24,905	24,724
Non-controlling interests	154	146
Total equity	25,487	24,505
Total liabilities and equity	714,376	702,970
1Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 11 'Assets held for sale and liabilities of disposal groups held for sale' on page 57.
2  Refer to Note 7 ‘Goodwill and intangible assets’ on page 53.
3  Refer to Note 8 ‘Provisions’ on page 53.
Interim condensed financial statements

39	HSBC Bank plc Interim Report 2024 on Form 6-K
Consolidated statement of changes in equity

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[5]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505
Profit for the period	—	—	715	—	—	—	—	—	715	16	731
Other comprehensive (expense)/income (net of tax)	—	—	(5)	62	(199)	(200)	—	(2)	(344)	(3)	(347)
– debt instruments at fair value through other comprehensive income	—	—	—	25	—	—	—	—	25	1	26
– equity instruments designated at fair value through other comprehensive income	—	—	—	13	—	—	—	—	13	—	13
– cash flow hedges	—	—	—	—	(201)	—	—	—	(201)	—	(201)
– remeasurement of defined benefit asset/ liability	—	—	25	—	—	—	—	—	25	—	25
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(30)	—	—	—	—	—	(30)	—	(30)
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	85	—	—	85	—	85
– insurance finance income/ (expense) recongnised in other comprehensive income	—	—	—	—	—	—	—	13	13	—	13
– exchange differences	—	—	—	24	2	(285)	—	(15)	(274)	(4)	(278)
Total comprehensive income for the period	—	—	710	62	(199)	(200)	—	(2)	371	13	384
Capital securities issued during the period[4]	1,132	—	—	—	—	—	—	—	1,132	—	1,132
Dividends paid[2]	—	—	(182)	—	—	—	—	—	(182)	(5)	(187)
Net impact of equity-settled share-based payments	—	—	5	—	—	—	—	—	5	—	5
Change in business combinations and other movements	—	—	(352)	—	—	—	—	—	(352)	—	(352)
At 30 Jun 2024	2,933	3,930	24,905	(806)	(529)	1,978	(7,692)	614	25,333	154	25,487

HSBC Bank plc Interim Report 2024 on Form 6-K	40
Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[5]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
Profit for the period	—	—	2,193	—	—	—	—	—	2,193	10	2,203
Other comprehensive income/(expense) (net of tax)	—	—	(91)	125	(257)	(415)	—	(84)	(722)	(4)	(726)
– debt instruments at fair value through other comprehensive income	—	—	—	125	—	—	—	—	125	—	125
– equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—
– cash flow hedges	—	—	—	—	(257)	—	—	—	(257)	—	(257)
– remeasurement of defined benefit asset/liability	—	—	(1)	—	—	—	—	—	(1)	—	(1)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(90)	—	—	—	—	—	(90)	—	(90)
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	—	—	—	—	—	—
– insurance finance income/(expense) recognised in other comprehensive income	—	—	—	—	—	—	—	(84)	(84)	—	(84)
– exchange differences	—	—	—	—	—	(415)	—	—	(415)	(4)	(419)
Total comprehensive income/(expense) for the period	—	—	2,102	125	(257)	(415)	—	(84)	1,471	6	1,477
Capital securities issued during the period	—	—	—	—	—	—	—	—	—	—	—
Dividends paid[2]	—	—	(816)	—	—	—	—	—	(816)	(3)	(819)
Net impact of equity- settled share-based payments	—	—	(7)	—	—	—	—	—	(7)	—	(7)
Change in business combinations and other movements	—	—	6	—	—	—	—	—	6	—	6
At 30 Jun 2023	1,217	3,930	25,653	(153)	(1,207)	1,198	(7,692)	810	23,756	134	23,890
Interim condensed financial statements

41	HSBC Bank plc Interim Report 2024 on Form 6-K
Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[5]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jul 2023	1,217	3,930	25,653	(153)	(1,207)	1,198	(7,692)	810	23,756	134	23,890
(Loss)/Profit for the period	—	—	(490)	—	—	—	—	—	(490)	12	(478)
Other comprehensive income (net of tax)	—	—	(43)	297	918	121	—	(204)	1,089	4	1,093
– debt instruments at fair value through other comprehensive income	—	—	—	312	—	—	—	—	312	2	314
– equity instruments designated at fair value through other comprehensive income	—	—	—	(1)	—	—	—	—	(1)	—	(1)
– cash flow hedges	—	—	—	—	920	—	—	—	920	—	920
– remeasurement of defined benefit asset/ liability	—	—	(1)	—	—	—	—	—	(1)	—	(1)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(42)	—	—	—	—	—	(42)	—	(42)
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	—	—	—	—	—	—
– insurance finance income/(expense) recognised in other comprehensive income	—	—	—	—	—	—	—	(214)	(214)	—	(214)
– exchange differences	—	—	—	(14)	(2)	121	—	10	115	2	117
Total comprehensive income/(expense) for the period	—	—	(533)	297	918	121	—	(204)	599	16	615
Capital securities issued during the period	584	—	—	—	—	—	—	—	584	—	584
Dividends paid[2]	—	—	(145)	—	—	—	—	—	(145)	(4)	(149)
Net impact of equity- settled share-based payments	—	—	(11)	—	—	—	—	—	(11)	—	(11)
Change in business combinations and other movements	—	—	(240)	(1,012)	(41)	859	—	10	(424)	—	(424)
At 31 Dec 2023	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505
1  The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of
£88m (1H23: was a gain of £166m and 2H23: loss of £15m).
2  The dividends to the parent company includes dividend on ordinary share capital £99m (1H23: £750m and 2H23: nil), coupon payment on additional tier
1 instrument £83m (1H23: £66m and 2H23: £145m).
3  The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation.
4  CET1 issuance of shares to HSBC Holdings plc equal to £1,132m in respect of funding the acquisition of PBRS in February 2024.
5  The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France.
Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).

HSBC Bank plc Interim Report 2024 on Form 6-K	42
Consolidated statement of cash flows

	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
Profit before tax	1,136	2,860
Adjustments for non-cash items:
Depreciation, amortisation and impairment	58	3
Net losses/(gain) from investing activities	140	(1,739)
Share of (gain)/loss in associates and joint ventures	(16)	35
Change in expected credit losses gross of recoveries and other credit impairment charges	(64)	56
Provisions including pensions	8	46
Share-based payment expense	31	29
Other non-cash items included in profit before tax	(112)	(65)
Elimination of exchange differences[1]	2,697	5,932
Change in operating assets	(18,754)	(20,459)
Change in operating liabilities	19,534	16,934
Contributions paid to defined benefit plans	(9)	(4)
Tax paid	(796)	(645)
Net cash from operating activities	3,853	2,983
Purchase of financial investments	(16,806)	(14,534)
Proceeds from the sale and maturity of financial investments	9,958	7,574
Net cash flows from the purchase and sale of property, plant and equipment and RoU	(5)	(9)
Net investment in intangible assets	(59)	(38)
Net cash outflow from investment in associates and from acquisition of businesses and subsidiaries[2]	(953)	(1)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures[3]	(8,616)	—
Net cash from investing activities	(16,481)	(7,008)
Issue of ordinary share capital and other equity instruments	1,132	—
Subordinated loan capital issued	2,226	932
Subordinated loan capital repaid	(786)	(834)
Dividends to the parent company	(182)	(816)
Dividend paid to non-controlling interests	(5)	(3)
Net cash from financing activities	2,385	(721)
Net (decrease) in cash and cash equivalents	(10,243)	(4,746)
Cash and cash equivalents at the beginning of the period	177,037	189,907
Exchange differences in respect of cash and cash equivalents	(2,784)	(5,409)
Cash and cash equivalents at the end of the period[4]	164,010	179,752
1Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2Includes £941m of net cash outflow on acquisition of PBRS in February 2024.
3Includes £8.6bn of net cash outflow on sale of our retail banking operations in France in January 2024.
4Includes £83m (1H23: £1.1bn) of cash and cash equivalents classified as held for sale.
Interim condensed financial statements

43	HSBC Bank plc Interim Report 2024 on Form 6-K

Notes on the interim condensed financial statements

Contents
44	1	Basis of preparation and material accounting policies	53	8	Provisions
45	2	Dividends	54	9	Contingent liabilities, contractual commitments and guarantees
45	3	Segmental analysis	54	10	Legal proceedings and regulatory matters
47	4	Net fee income	57	11	Assets held for sale and liabilities of disposal groups held for sale
47	5	Fair values of financial instruments carried at fair value	58	12	Transactions with related parties
52	6	Fair values of financial instruments not carried at fair value	58	13	Events after the balance sheet date
53	7	Goodwill and Intangible assets	58	14	Interim Report 2024 and statutory accounts

1	Basis of preparation and material accounting policies
(a)Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC Bank plc (‘the bank’) and its subsidiaries (together ‘the group’) have been prepared on the basis of the policies set out in the 2023 annual financial statements. They have also been prepared in accordance with IAS 34
‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards
Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in the group’s financial position and performance since the end of 2023.
These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2023 which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act
2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRS Accounting Standards’) as
issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2024, there were no IFRS Accounting Standards effective for the half-year to 30 June 2024 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU and IFRS Accounting Standards issued by the IASB in terms of their application to the group.
Standards applied during the half-year to 30 June 2024
There were no new standards or amendments to standards that had an effect on these interim condensed consolidated financial statements.
(b)Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the group are those that relate to impairment of amortised cost and FVOCI financial assets, the valuation of financial instruments, deferred tax assets, provisions for liabilities and non-current assets held for sale. There were no material changes in the current period to any of the critical estimates and judgements disclosed in 2023, which are stated
on pages 118 to 130 of the Annual Report and Accounts 2023.
(c)Composition of the group
In the first half of 2024 the sales of the retail banking operations in France and the business in Russia completed.
There were no other material changes in the composition of the group in the half-year to 30 June 2024.
For further details of future business disposals see Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’.
(d)Future accounting developments
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on or after 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG related contingencies, and financial assets with certain non-recourse features. The Group is undertaking an assessment of the potential impact.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. The group is currently assessing any impacts as well as data readiness before developing a more detailed implementation plan.

HSBC Bank plc Interim Report 2024 on Form 6-K	44
(e)Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
(f)Accounting policies
The accounting policies applied by the group for these interim condensed consolidated financial statements are consistent with those described on pages 118 to 130 of the Annual Report and Accounts 2023, as are the methods of computation.
(g)Presentation of information
Below disclosure is marked as ‘(Reviewed)’ and is presented in the ‘Credit Risk’ section on pages 28 to 29, rather than in the notes to the financial statements:
‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’.

2	Dividends

Dividends to the parent company
	Half-year to
	30 Jun 2024		30 Jun 2023
	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of current year:
– first interim dividend	0.124	99	—	—
– first special dividend[1]	—	—	0.941	750
Total	0.124	99	0.941	750
Total coupons on capital securities classified as equity		83		66
Dividends to parent		182		816
1  Special dividend declared and paid on CET1 capital in 2023.

3	Segmental analysis
The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the
purposes of identifying the group’s reportable segments.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the group’s accounting policies. Shared costs are included in segments on the basis of actual recharges.
The intra-group elimination items for the businesses are presented in Corporate Centre.
The types of products and services from which each reportable segment derives its revenue are discussed in the ‘Strategic Report – Our global businesses’ on page 6.
Notes on the interim condensed financial statements

45	HSBC Bank plc Interim Report 2024 on Form 6-K
By operating segment:

Profit/(loss) before tax
	Half-year to 30 Jun 2024
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	1,090	1,044	70	864	714	(230)	3,552
– of which: net interest income/(expense)	241	680	(10)	616	477	(1,346)	658
Change in ECL and other credit impairment charges	(1)	84	1	(32)	6	(5)	53
Net operating income/(expense)	1,089	1,128	71	832	720	(235)	3,605
Total operating expenses	(1,051)	(510)	(77)	(353)	(410)	(84)	(2,485)
Operating profit/(loss)	38	618	(6)	479	310	(319)	1,120
Share of profit in associates and joint ventures	—	—	—	—	—	16	16
Profit/(loss) before tax	38	618	(6)	479	310	(303)	1,136
Cost efficiency ratio %	96.4	48.9	110.0	40.9	57.4		70.0

	Half-year to 30 Jun 2023
Net operating income before change in expected credit losses and other credit impairment charges[1]	1,082	1,061	39	874	2,347	57	5,460
– of which: net interest income/(expense)	89	696	(21)	648	491	(763)	1,140
Change in expected credit losses and other credit impairment charges	—	(87)	—	18	12	(1)	(58)
Net operating income/(expense)	1,082	974	39	892	2,359	56	5,402
Total operating expenses	(1,094)	(512)	(65)	(305)	(451)	(80)	(2,507)
Operating profit/(loss)	(12)	462	(26)	587	1,908	(24)	2,895
Share of loss in associates and joint ventures	—	—	—	—	—	(35)	(35)
Profit/(loss) before tax	(12)	462	(26)	587	1,908	(59)	2,860
Cost efficiency ratio %	101.1	48.3	166.7	34.9	19.2		45.9
1  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
External net operating income by country[1]	3,552	5,460
– United Kingdom	1,758	1,853
– France	554	2,618
– Germany	438	427
– Other countries	802	562
1  Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
30 Jun 2024
Loans and advances to customers	4,719	33,391	150	25,859	15,669	5,933	85,721
Customer accounts	42,329	86,061	9,486	60,529	42,499	53	240,957

31 Dec 2023
Loans and advances to customers	2,718	34,723	67	24,226	13,666	91	75,491
Customer accounts	41,102	85,303	9,434	58,620	28,337	145	222,941

HSBC Bank plc Interim Report 2024 on Form 6-K	46

4	Net fee income

	Half-year to
	30 Jun	30 Jun
	2024	2023
	£m	£m
Net fee income by product
Account services	166	169
Funds under management	234	208
Cards	25	29
Credit facilities	148	137
Broking income	208	167
Underwriting	147	138
Imports/exports	14	19
Remittances	52	55
Global custody	85	98
Corporate finance	33	35
Securities others – (including stock lending)	52	52
Trust income	26	27
Other	185	224
Fee income	1,375	1,358
Less: fee expense	(721)	(684)
Net fee income	654	674

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2024
Fee income	662	472	54	228	279	(320)	1,375
Less: fee expense	(789)	(109)	(50)	(12)	(75)	314	(721)
Net fee (expense)/income	(127)	363	4	216	204	(6)	654

Half-year to 30 Jun 2023
Fee income	670	446	70	216	279	(323)	1,358
Less: fee expense	(751)	(93)	(45)	(8)	(103)	316	(684)
Net fee (expense)/income	(81)	353	25	208	176	(7)	674

5	Fair values of financial instruments carried at fair value
The accounting policies, control framework, and the hierarchy used to determine fair values are consistent with those applied for the Annual
Report and Accounts 2023.

Financial instruments carried at fair value and bases of valuation
	At 30 Jun 2024				At 31 Dec 2023
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Assets
Trading assets	87,770	24,431	2,102	114,303	72,164	26,482	2,050	100,696
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7,479	9,887	3,214	20,580	7,008	9,178	2,882	19,068
Derivatives	772	159,393	2,496	162,661	428	171,865	1,823	174,116
Financial investments	31,972	10,690	788	43,450	25,857	10,743	907	37,507
Liabilities
Trading liabilities	32,170	13,083	102	45,355	29,791	12,233	252	42,276
Financial liabilities designated at fair value	1,047	30,832	3,846	35,725	992	27,595	3,958	32,545
Derivatives	965	156,631	2,956	160,552	994	168,145	2,335	171,474
Notes on the interim condensed financial statements

47	HSBC Bank plc Interim Report 2024 on Form 6-K

Fair value adjustments
	At 30 Jun 2024		At 31 Dec 2023
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	321	35	327	32
– bid-offer	148	—	155	—
– uncertainty	44	3	42	2
– credit valuation adjustment	50	29	61	27
– debit valuation adjustment	(9)	—	(20)	—
– funding fair value adjustment	88	3	89	3
– other	—	—	—	—
Model-related	32	—	41	—
– model limitation	32	—	41	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	59	—	54	—
	412	35	422	32

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 30 Jun 2024
Transfers from Level 1 to Level 2	—	159	—	—	24	—	—
Transfers from Level 2 to Level 1	—	420	—	—	35	—	—

Full year to 31 Dec 2023
Transfers from Level 1 to Level 2	26	252	—	—	4	—	—
Transfers from Level 2 to Level 1	121	408	—	—	41	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	107	1	2,724	—	2,832	—	1	—	1
Asset-backed securities	164	160	7	—	331	—	—	—	—
Structured notes	—	—	—	—	—	—	3,832	—	3,832
Derivatives	—	—	—	2,496	2,496	—	—	2,956	2,956
Other portfolios	517	1,941	483	—	2,941	102	13	—	115
At 30 Jun 2024	788	2,102	3,214	2,496	8,600	102	3,846	2,956	6,904

Private equity including strategic investments	66	1	2,656	—	2,723	8	1	—	9
Asset-backed securities	160	97	6	—	263	—	—	—	—
Structured notes	—	—	—	—	—	—	3,490	—	3,490
Derivatives	—	—	—	1,823	1,823	—	—	2,335	2,335
Other portfolios	681	1,952	220	—	2,853	244	467	—	711
At 31 Dec 2023	907	2,050	2,882	1,823	7,662	252	3,958	2,335	6,545

HSBC Bank plc Interim Report 2024 on Form 6-K	48
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	907	2,050	2,882	1,823	252	3,958	2,335
Total gains/(losses) on assets and total (gains)/ losses on liabilities recognised in profit or loss	1	213	(20)	357	210	(1,819)	570
– net income from financial instruments held for trading or managed on a fair value basis	—	213	—	357	210	—	570
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	(44)	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	24	—	—	(1,819)	—
– gains from financial investments at fair value through other comprehensive income	1	—	—	—	—	—	—
Total losses recognised in other comprehensive income	(17)	(5)	(46)	(2)	—	(35)	(3)
– financial investments: fair value gains	—	—	—	—	—	—	—
– exchange differences	(17)	(5)	(46)	(2)	—	(35)	(3)
Purchases	114	554	229	—	107	—	—
New issuances	—	—	—	—	—	1,686	—
Sales	(20)	(470)	(108)	—	(232)	—	—
Settlements	(185)	(286)	279	85	(298)	352	(88)
Transfers out	(46)	(196)	(6)	(162)	(28)	(585)	(265)
Transfers in	34	242	4	395	91	289	407
At 30 Jun 2024	788	2,102	3,214	2,496	102	3,846	2,956
Unrealised (losses)/gains recognised in profit or loss relating to assets and liabilities held at 30 Jun 2024	—	(6)	(27)	(2,088)	4	(140)	(204)
– trading (expense)/income excluding net interest income	—	(6)	—	(2,088)	4	—	(204)
– net income/(expense) from other financial instruments designated at fair value	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(27)	—	—	(140)	—

At 1 Jan 2023	1,447	2,738	3,318	1,737	415	2,461	2,478
Total gains/(losses) on assets and total (gains)/ losses on liabilities recognised in profit or loss	(2)	37	64	238	(180)	65	408
– net income from financial instruments held for trading or managed on a fair value basis	—	37	—	238	(180)	—	408
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	64	—	—	65	—
– gains from financial investments at fair value through other comprehensive income	(2)	—	—	—	—	—	—
Total losses recognised in other comprehensive income	(9)	(33)	(113)	(2)	—	(21)	(7)
– financial investments: fair value gains	34	—	—	—	—	—	—
– exchange differences	(43)	(33)	(113)	(2)	—	(21)	(7)
Purchases	48	428	105	—	92	—	—
New issuances	—	—	—	—	2	1,227	—
Sales	(100)	(884)	(231)	—	(142)	(2)	—
Settlements	(16)	(10)	35	(492)	244	(807)	(961)
Transfers out	(87)	(186)	(108)	(95)	(25)	(243)	(141)
Transfers in	113	323	1	80	38	140	83
At 30 Jun 2023	1,394	2,413	3,071	1,466	444	2,820	1,860

Notes on the interim condensed financial statements

49	HSBC Bank plc Interim Report 2024 on Form 6-K

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2023	—	(6)	(55)	424	(3)	(88)	(473)
– trading (expense)/income excluding net interest income	—	—	—	—	—	—	—
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(6)	—	424	(3)	—	(473)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(55)	—	—	(88)	—

At 1 Jul 2023	1,394	2,413	3,071	1,466	444	2,820	1,860
Total gains/(losses) on assets and total (gains)/ losses on liabilities recognised in profit or loss	1	152	(56)	613	(88)	(5)	600
– net income from financial instruments held for trading or managed on a fair value basis	—	152	—	613	(88)	—	600
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(56)	—	—	(5)	—
– gains from financial investments at fair value through other comprehensive income	1	—	—	—	—	—	—
Total losses recognised in other comprehensive income	8	5	21	—	—	13	2
– financial investments: fair value gains	(5)	—	—	—	—	—	—
– exchange differences	13	5	21	—	—	13	2
Purchases	3	576	200	—	141	—	—
New issuances	—	1	—	—	—	1,778	—
Sales	(113)	(791)	(253)	—	(111)	—	—
Settlements	(22)	(69)	(107)	(517)	(106)	(362)	(334)
Transfers out	(364)	(375)	(12)	(138)	(5)	(417)	(198)
Transfers in	—	138	18	399	(23)	131	405
At 31 Dec 2023	907	2,050	2,882	1,823	252	3,958	2,335
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held 31 Dec 2023	—	6	(20)	96	3	(129)	(350)
– trading (expense)/income excluding net interest income	—	—	—	—	—	—	—
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	6	—	96	3	—	(350)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(20)	—	—	(129)	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.

HSBC Bank plc Interim Report 2024 on Form 6-K	50
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	At
	30 Jun 2024				31 Dec 2023
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	440	(225)	—	—	478	(225)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	461	(211)	—	—	193	(194)	—	—
Financial investments	15	(14)	14	(17)	10	(9)	23	(25)
Total	916	(450)	14	(17)	681	(428)	23	(25)
1Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	At
	30 Jun 2024				31 Dec 2023
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	454	(205)	10	(11)	182	(184)	6	(6)
Asset-backed securities	36	(25)	3	(3)	28	(16)	2	(2)
Structured notes	6	(6)	—	—	5	(5)	—	—
Derivatives	173	(110)	—	—	237	(182)	—	—
Other portfolios	247	(104)	1	(3)	229	(41)	15	(17)
Total	916	(450)	14	(17)	681	(428)	23	(25)
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data. When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.
The sensitivity analysis for certain private equity positions has been enhanced in order to reduce dependency on historical observations and focus on current valuation uncertainty, resulting in some increases in favourable sensitivities.
Notes on the interim condensed financial statements

51	HSBC Bank plc Interim Report 2024 on Form 6-K
Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	At
	30 Jun 2024						31 Dec 2023
	Fair value		Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	Assets	Liabilities
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	2,832	1	Price - Net asset value	Current Value/Cost	—	5	See footnote 1
Asset-backed securities	331	—
– CLO/CDO[2]	63	—	Market proxy	Bid quotes	—	96	—	94
– other ABSs	268	—	Market proxy	Bid quotes	—	246		220
Structured notes	—	3,832
– equity-linked notes	—	3,389	Model-Option model	Equity volatility	6%	177%	6%	154%
			Model-Option model	Equity correlation	0%	0%	35%	100%
– FX-linked notes	—	29	Model-Option model	FX volatility	1%	38%	1%	18%
– other	—	414
Derivatives	2,496	2,956
Interest rate derivatives:	868	843
– securitisation swaps	120	94	Model-Discounted cash flow	Constant Prepayment rate	5%	10%	5%	10%
– long-dated swaptions	52	56	Model-Option model	IR volatility	7%	23%	11%	34%
– other	696	693
FX derivatives:	309	336
– FX options	278	309	Model-Option model	FX volatility	1%	32%	3%	31%
– FX other	31	27
Equity derivatives:	1,030	1,228
– long-dated single stock options	369	523	Model-Option model	Equity volatility	7%	133%	7%	87%
– other	661	705
Credit derivatives	289	549
Other portfolios:	2,941	115
– bonds	1,153	1	Market proxy	Mid quotes	0	0
– repurchase agreements	629	92	Model-Discounted cash flow	IR Curve	5%	8%	3%	8%
– other	1,159	22
At 30 Jun	8,600	6,904
1Private equity including strategic investments’ includes private equity, private credit, private equity funds and infrastructure debt, primarily held as part of our Insurance business and for strategic investments. The analysis for private equity positions has been enhanced with key unobservable input now quoted.
2Collateralised loan obligation/collateralised debt obligation.

6	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities, non-trading repurchase and reverse repurchase agreements are explained on pages
156 and 157 of the Annual Report and Accounts 2023.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2024		At 31 Dec 2023
	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m
Assets
Loans and advances to banks	14,332	14,332	14,371	14,371
Loans and advances to customers	85,721	85,278	75,491	74,904
Reverse repurchase agreements – non-trading	63,892	63,892	73,494	73,494
Financial investments – at amortised cost	13,039	12,940	8,861	8,837
Liabilities
Deposits by banks	30,233	30,237	22,943	22,950
Customer accounts	240,957	240,978	222,941	223,067
Repurchase agreements – non-trading	48,764	48,764	53,416	53,416
Debt securities in issue	16,760	16,749	13,443	13,458
Subordinated liabilities	16,134	16,547	14,920	15,219
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

HSBC Bank plc Interim Report 2024 on Form 6-K	52

7	Goodwill and intangible assets

	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Other intangible assets[1]	260	203
Intangible assets	260	203
1Included within the group's other intangible assets is internally generated software with a net carrying value of £256m (2023: £198m). During the year, capitalisation of internally generated software was £60m (2023: £120m), amortisation and impairment of other intangible assets totalled £(33)m for the group (2023: £(13)m).

8	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2024	76	104	9	118	307
Additions	4	5	1	10	20
Amounts utilised	(30)	(57)	—	(33)	(120)
Unused amounts reversed	(10)	(5)	(2)	(11)	(28)
Exchange and other movements	2	2	—	29	33
At 30 Jun 2024	42	49	8	113	212
Contractual commitments[1]
At 1 Jan 2024					83
Net change in expected credit loss provisions					(10)
At 30 Jun 2024					73
Total provisions
At 31 Dec 2023					390
At 30 Jun 2024					285
1The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 28.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 10: ‘Legal proceedings and regulatory matters’. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
Notes on the interim condensed financial statements

53	HSBC Bank plc Interim Report 2024 on Form 6-K

9	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	2,717	2,401
– performance and other guarantees	19,898	19,548
– other contingent liabilities[1]	281	268
At the end of the period	22,896	22,217
Commitments:[2]
– documentary credits and short-term trade-related transactions	1,691	1,919
– forward asset purchases and forward deposits placed	49,857	38,704
– standby facilities, credit lines and other commitments to lend	92,649	91,206
At the end of the period	144,197	131,829
1Other contingent liabilities includes £262m related to UK VAT in the periods ended 30 June 2023 and 30 June 2024. See ‘UK branches of HSBC overseas entities’ below.
2Includes £138,058m of commitments (2023: £125,616m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
UK branches of HSBC overseas entities
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. In Q1 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. As at July 2024, an in principle resolution to these appeals has been agreed with HMRC, which is not expected to have a material financial impact on HSBC Bank plc.
Financial Services Compensation Scheme
The FSCS provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on HSBC Bank plc to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 10: ‘Legal proceedings and regulatory matters’. The expected credit loss provisions relating to guarantees and commitments under IFRS 9 are disclosed in
Note 8: ‘Provisions’. Further analysis of the movement in the ECL provision is disclosed within the ‘Reconciliation of changes in gross carrying/
nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 28.

10	Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2023. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2024 (see Note 8: ‘Provisions’). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff
Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy
Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield's claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern

HSBC Bank plc Interim Report 2024 on Form 6-K	54
District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield's claims against PBRS and
HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against PBRS and HSSL are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Luxembourg litigation: In 2009, Herald Fund SPC (‘Herald’) (in liquidation) brought an action against HSSL before the Luxembourg District
Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In
2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The
Luxembourg District Court has dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and damages claims.
Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.
Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by
Senator Fund SPC before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC Bank plc's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European
Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Foreign exchange-related investigations and litigation
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss.
The Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings plc have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC Bank plc and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings plc were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC Bank plc in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District
Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May
2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US
District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. The
Notes on the interim condensed financial statements

55	HSBC Bank plc Interim Report 2024 on Form 6-K
defendants have reached a settlement-in-principle with the plaintiffs to resolve this action. The settlement-in-principle remains subject to documentation and court approval.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of
Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian
Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Tax-related investigations
In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HBCE and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities.
HSBC Bank plc and the German branch of HBCE also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority ('CMA') has been investigating HSBC and four other banks for suspected anti-
competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC
Bank plc and HSBC Holdings plc; both HSBC companies are contesting the CMA's allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
UK collections and recoveries investigation
In 2019, the FCA began investigating HSBC Bank plc's, HSBC UK Bank plc's and Marks and Spencer Financial Services plc's compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. In May 2024, the FCA concluded its investigation and imposed a £6m fine on HSBC Bank plc, HSBC UK Bank plc and Marks and Spencer Financial Services plc, which has been paid, and this matter is now closed.
Stanford litigation
Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of
Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve the claims and these settlements have concluded.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC Bank plc does not expect the ultimate resolution of any of these matters to be material to its financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

HSBC Bank plc Interim Report 2024 on Form 6-K	56

11	Assets held for sale and liabilities of disposal groups held for sale

Held for sale
	At
	30 Jun	31 Dec
	2024	2023
	£m	£m
Disposal groups	619	21,792
Unallocated impairment losses[1]	(48)	(1,548)
Non-current assets held for sale	27	124
Assets held for sale	598	20,368
Liabilities of disposal groups	433	20,684
1This represents impairment losses in excess of the carrying value on the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria
MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn (£0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn (£6bn) at the time of sale, consisting of home and certain other loans, in respect of which it may consider on-sale opportunities at a suitable time, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France),
have entered into distribution agreements with the buyer.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January 2024.
Russia
On 30 May 2024, HSBC Europe BV, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of HSBC Bank (RR) (Limited Liability
Company) to Expobank. Foreign currency translation reserve losses of £0.1bn were recognised in the income statement upon completion.
Armenia
On 6 February 2024, following a strategic review of our operations in Armenia, HSBC Europe BV reached an agreement for the sale of HSBC
Bank Armenia to Ardshinbank. This resulted in a loss on classification to held for sale of £0.1bn. The transaction is subject to regulatory approvals. As part of this transaction, all staff members of HSBC Armenia will transfer to Ardshinbank at completion, and the transfer will include all customer relationships held by HSBC Armenia at that time. The transaction is expected to complete in the second half of 2024.
Major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	At 30 Jun 2024
	Armenia	Others	Total
	£m	£m	£m
Operating segment	CMB, GBM	CMB, GBM
Assets of disposal groups held for sale
Cash and balances at central banks	51	—	51
Loans and advances to banks	12	—	12
Loans and advances to customers	378	71	449
Reverse repurchase agreements	26	—	26
Financial investments	56	—	56
Goodwill and intangible assets	1	—	1
Prepayments, accrued income and other assets	21	3	24
Total assets	545	74	619

Liabilities of disposal groups held for sale
Customer accounts	362	41	403
Accruals, deferred income and other liabilities	13	17	30
Total liabilities	375	58	433

Expected date of completion	Second Half of 2024	Second Half of 2024
Notes on the interim condensed financial statements

57	HSBC Bank plc Interim Report 2024 on Form 6-K

	At 31 Dec 2023
	France retail banking operations	Other	Total
	£m	£m	£m
Operating segment	WPB	CMB, GBM
Assets of disposal groups held for sale
Cash and balances at central banks	177	—	177
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	38	—	38
Loans and advances to banks	8,103	—	8,103
Loans and advances to customers	13,255	90	13,345
Financial investments	25	—	25
Goodwill and intangible assets	—	—	—
Prepayments, accrued income and other assets	103	1	104
Total assets	21,701	91	21,792

Liabilities of disposal groups held for sale
Customer accounts	17,492	95	17,587
Financial liabilities designated at fair value	1,858	—	1,858
Debt securities in issue	1,080	—	1,080
Accruals, deferred income and other liabilities	159	—	159
Total liabilities	20,589	95	20,684

12	Transactions with related parties
There were no other changes to the related party transactions described in Note 34 of the Annual Report and Accounts 2023 that have had a material effect on the financial position or performance of the group in the half-year to 30 June 2024.
All related party transactions that took place in the half-year to 30 June 2024 were similar in nature to those disclosed in the Annual Report and
Accounts 2023.

13	Events after the balance sheet date
In its assessment of events after the balance sheet date, the group has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

14	Interim Report 2024 and statutory accounts
The information in the Form 6-K is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies
Act 2006. This Form 6-K was approved by the Board of Directors on 30 July 2024. The statutory accounts of HSBC Bank plc for the year ended
31 December 2023 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies
Act 2006.

HSBC Bank plc Interim Report 2024 on Form 6-K	58
HSBC Bank plc
Incorporated in England with limited liability. Registered in England: number 00014259
REGISTERED OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.co.uk
© Copyright HSBC Bank plc 2024
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Bank plc.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc
By:	/s/ Kavita Mahtani
Name: Kavita Mahtani
Title: Chief Financial Officer
Dated: July 31, 2024